SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Annual report for the year ended December 31, 2010, released on March 22, 2011.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 6, 2011	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Corporate Culture

Corporate Mission

Let the customers fully enjoy a new information life

Strategic Goal

Be a world-class integrated information service provider

Core Value

Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together

Operation Philosophy

Pursue mutual growth of corporate value and customer value

Service Philosophy

Customer First Service Foremost

Code of Corporate Practice

Keep promise and provide excellent service for customers

Cooperate honestly and seek win-win result in joint innovation

Operate prudently and enhance corporate value continuously

Manage precisely and allocate resources scientifically

Care the staff and tap their potential to the full

Reward the society and be a responsible corporate citizen

Corporate Slogan

Connecting the World

Contents

1	100 years at a glance
A-1	Corporate Culture
A-2	Contents
A-3	2010 Milestones
A-4	Corporate Information
A-5	Financial Highlights
A-6	Chairman’s Statement
A-10	Directors, Supervisors and Senior Management
A-17	Business Review
A-21	Management’s Discussion and Analysis of Financial Conditions and Results of Operations
A-27	Report of the Directors
A-39	Report of the Supervisory Committee
A-40	Recognition & Awards
A-41	Corporate Governance Report
A-53	Human Resources Development Report
A-56	Corporate Social Responsibility Report
A-59	Report of the Independent International Auditor
A-60	Consolidated Statement of Financial Position
A-62	Statement of Financial Position
A-64	Consolidated Statement of Comprehensive Income
A-65	Consolidated Statement of Changes in Equity
A-66	Consolidated Statement of Cash Flows
A-68	Notes to the Financial Statements
A-117	Financial Summary
A-119	Shareholder Information

2010 Milestones

APRIL

China Telecom proactively implemented research and exploration of the next generation Internet technology and was the 1st operator in the world being granted “IPv6 Enabled ISP Certificate” by “IPv6 Forum”

After a devastating earthquake of 7.1 magnitude at Yushu county in Qinghai province, China Telecom quickly restored the communications in the disaster area within 24 hours, vigorously supporting the disaster relief works

MAY

China Telecom provided robust communications assurance to Expo 2010 Shanghai China and demonstrated to the world a dream of information and communications city

AUGUST

A severe landslide occurred at Zhouqu county in the Gansu province affected over twenty thousand people. China Telecom leveraged its full services competitive edges to restore in full strength the communications in disaster areas

OCTOBER

As the onground communications applications partner of the Lunar Probe Project, China Telecom significantly contributed to the success of “Chang’e-2” mission

DECEMBER

Mobile subscribers exceeded 90 million, an increase of 60% from the beginning of the year and embarking on scale development of mobile services

Corporate Information

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is a full services integrated information service operator and the world’s largest wireline telecommunications and broadband services provider, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services in the PRC. As of the end of 2010, the Company has wireline access lines in service of about 175 million, wireline broadband subscribers of over 63 million and mobile subscribers of more than 90 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

Board of Directors	Nomination Committee

Executive Directors	Wu Jichuan (Chairman)
Wang Xiaochu (Chairman)	Tse Hau Yin, Aloysius
Shang Bing	Cha May Lung, Laura
Wu Andi	Xu Erming
Zhang Jiping
Zhang Chenshuang	Supervisory Committee
Yang Xiaowei
Yang Jie	Miao Jianhua (Chairman)
Sun Kangmin	Zhu Lihao (Independent Supervisor)
Ma Yuzhu (Employee Representative)
Non-Executive Director	Xu Cailiao
Li Jinming	Han Fang

Independent Non-Executive Directors	Legal Representative
Wu Jichuan
Qin Xiao	Wang Xiaochu
Tse Hau Yin, Aloysius
Cha May Lung, Laura	International Auditor
Xu Erming

Company Secretary & Qualified Accountant	KPMG
Legal Advisers

Yung Shun Loy, Jacky	Jingtian & Gongcheng
Freshfields Bruckhaus Deringer
Audit Committee	Sullivan & Cromwell LLP

Tse Hau Yin, Aloysius (Chairman)	Stock Code
Wu Jichuan
Qin Xiao	HKEx: 728
Xu Erming	NYSE: CHA

Remuneration Committee	Company Website

Xu Erming (Chairman)	www.chinatelecom-h.com
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius

Financial Highlights

Excluding amortisation of the upfront connection fees

	2008		2009	2010

Operating revenues (RMB millions)	184,507		208,219	219,367
EBITDA[1] (RMB millions)	85,889	[2]	82,133	88,495
EBITDA margin	46.6%[2]		39.4%	40.3%
Net profit[3] (RMB millions)	20,066	[2]	13,271	15,262
Capital expenditure (RMB millions)	48,410		38,042	43,037
Free cash flow[4] (RMB millions)	36,768		31,159	27,107
Total debt/Equity[5]	57.9%		47.8%	31.8%

Earnings per share (RMB)	0.248	[2]	0.164	0.189
Dividend per share (HK$)	0.085		0.085	0.085
Net asset value[5] per share (RMB)	2.632		2.740	2.860

Including amortisation of the upfront connection fees

	2008	2009	2010

Operating revenues (RMB millions)	186,529	209,370	219,864

Net profit[3] (RMB millions)	884	14,422	15,759

1	For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
2	Excluding the impact of impairment loss of the PAS assets and natural disasters in 2008.
3	Net profit represents profit attributable to equity holders of the Company.
4	Free cash flow is calculated from EBITDA minus CDMA network capacity lease fee, capital expenditure and income tax.
5	Equity and net asset value represent equity attributable to equity holders of the Company.

For further information, please browse our website at www.chinatelecom-h.com

The charts below are based on financial figures excluding amortisation of the upfront connection fees

Chairman’s Statement

“100 Years Young” is always easier said than done. But for China Telecom which I see every day, I could always feel its vibrancy and vigor while it has inherited 100 years of operating wisdom and legacy. Through continuous advance and innovation, it has won a number of “World’s Largest” and “Asia’s Best” honours. The outstanding performance of our people has repeatedly proved to our customers and the society that we are their trusted partner on communications, including the great success of the World Expo in Shanghai and the lunar probe of Chang’e rocket in 2010. Facing the earthquake of 7.1 magnitude at Yushu and the landslide at Zhouqu, our people, being driven by their deep affection for the lives of the affected companions, raced against time to make the repairs without fear. They pioneered the recovery of communications, vigorously supporting the disaster relief works. I feel so proud to be one of China Telecom and am grateful to our people for their unrivalled dedication. I firmly believe that China Telecom would definitely maintain its 100 years young with ever-lasting vibrant fundamentals.

In 2010, we deepened our efforts in strategic transformation and business innovation, adhering to integrated and differentiated development. The scale of mobile services achieved rapid expansion with an increasingly mature industry value chain. The broadband and integrated information services continued to maintain rapid growth, facilitating persistent optimisation of the revenue structure and primarily accomplishing coordinated development of four pillar services, namely, mobile, broadband, value-added and integrated information, and wireline voice. The Company’s profitability achieved remarkable recovery, successfully embarking on scale development of full services operation.

Operating Results

In 2010, the Company achieved favourable development. The operating revenues amounted to RMB219,864 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB219,367 million, representing an increase of 5.4% from last year. The revenue contributions from mobile, broadband, value-added and integrated information services continued to increase. EBITDA1,2 was RMB88,495 million, an increase of 7.7% from last year. EBITDA margin was 40.3%. The profit attributable to equity holders of the Company was RMB15,262 million, and basic earnings per share was RMB0.19, an increase of 15.0% from last year, effectively enhancing corporate value. Capital expenditure was RMB43,037 million, and free cash flow3 was RMB27,107 million.

Taking into account the return to shareholders, the Company’s cash flow and its capital requirements for planned acquisition of mobile network from parent company in 2012, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.085 per share be declared, which is the same as last year.

1	For convenience of investors’ analysis, EBITDA was calculated before CDMA network capacity lease fee.
2	Including the amortisation of upfront connection fees, EBITDA was RMB88,992 million, profit attributable to equity holders of the Company was RMB15,759 million, and basic earnings per share was RMB0.19.
3	Free cash flow was calculated from EBITDA (excluding amortisation of the upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

Business Operations

Driving scale development with innovative integration and differentiation

In 2010, we persisted in integrated operation and strengthened the integration of pipeline services such as voice and broadband services with value-added and integrated information services, focusing on the customers’ perceptions. We strived to enhance the market competitiveness and promoted the scale development of full services operation.

Promoting scale development of mobile services, particularly 3G services We strengthened the brand promotion efforts and continued to maintain our “e-Surfing” brand as the leading 3G services brand in the industry. Taking the lead to invigorate the industry value chain, we launched a number of new star 3G smartphones models and implemented differentiated subsidy strategies titling towards 3G terminals. We targeted at the key market segments of office staff and young students while strengthening the development and promotion of differentiated applications. With proliferating mobile Internet applications, we attempted to enrich users’ experience and stimulate data traffic. In 2010, the Company’s mobile operation experienced scale development. The number of mobile subscribers had increased by 34.43 million, to a total of 90.52 million at year end. The subscriber market share exceeded 10%, an increase of 6 percentage points from the end of 2008. The net addition of 3G subscribers was 8.22 million in 2010, achieving an accelerating growth momentum and bringing the total number of 3G subscribers to 12.29 million. Mobile service revenue reached RMB47,722 million, an increase of 59.1% over last year.

Broadband as core impetus to promote integrated operation Facing the new dynamics from Three Networks Convergence, we launched the “Broadband China, Fibre Cities” project in full swing. We strengthened the construction and upgrade of optic fibre access to home in urban areas, and actively accelerated the broadband bandwidth expansion to offer customers with high-value differentiated broadband experience, with a view to further consolidating our leading broadband market position. Besides, we embedded data traffic products like Internet videos and entertainment games in broadband services, aiming at sustaining the value of the broadband services. In 2010, the net addition of wireline broadband subscribers was 10.02 million, reaching a total number of 63.48 million with primarily stable market share. Revenue from wireline broadband services reached RMB54,127 million, representing an increase of 15.0% from last year.

Promoting sustainable growth in integrated information services We leveraged the edges of enhanced centralised product centres, offering compelling mobile Internet application products. Competitive edges strengthened gradually: encrypted communication, “e-Surfing Blackberry” and “e-Surfing Push to Talk” were officially launched, while the usage volumes of “iMusic”, “e-Surfing Video” and “eStore” increased in multiples. For government and enterprises market, scale replication and standardised promotion of various industry-specific applications like government administration and supervision, transport and logistics, digital hospital, integrated e-Surfing RFID were introduced. We vigorously promoted application of new technologies such as the Internet of Things and Cloud Computing and proactively deployed for the featured applications in the areas of mobile payment and mobile positioning. This enhanced our competitive edges in the integrated information services market, while effectively driving the scale development of the mobile and broadband services.

Protecting existing value through integrated differentiation To tackle the intensified challenges from new Internet technology and mobile substitution, we proactively devoted efforts to consolidate the existing wireline voice services. We increased initiatives on customer care for targeted existing customers and leveraged integrated differentiated operation to enhance their loyalty, endeavouring to mitigate the decline in wireline voice services. In 2010, the total number of wireline access lines in services was 175 million, a decline of 13.51 million over the year and revenue from wireline services (excluding upfront connection fees) decreased by 4.2% as compared with last year. Following the continual migration of PAS subscribers in recent years, the operational risks associated with the PAS services had been primarily alleviated.

Consolidating the fundamentals to create competitive edges at all levels

We persistently strengthened the capabilities in network, terminals, channels and services, unswervingly striving for consolidating our fundamentals and enhancing our all round competitive edges.

Enhanced competitive edges in network deployment We constantly improved the network carrying capability and the pipeline value. The 3G network coverage was further expanded and the network quality further enhanced to the industry standard. Meanwhile, we strengthened the WiFi hotspots coverage in popular areas and adopted the integrated service strategy of “CDMA+WiFi”, offering customers with high-speed and convenient wireless access. In addition, we increased our capital expenditure and accelerated the fibre deployment and the development of fibre-to-the-home (FTTH). All cities areas in southern China had 4Mbps broadband access capability and the bandwidth capability with 20Mbps reached 58%, representing an increase of 22 percentage points compared to the beginning of the year, establishing a solid foundation for the scale development of full services operation.

Effective alleviation of bottlenecks in terminal supply We actively promoted the invigoration of industry value chain, leveraging 3G smartphones. We strengthened applications customisation and pre-installation to satisfy the requirements of 3G service development. By the end of 2010, the number of 3G handset models exceeded 300, representing an increase of over 200 models from the beginning of the year. New competitive star handset models and smartphones priced around RMB1,000 were launched ongoingly. The varieties of terminals proliferated rapidly with enhanced price-performance ratios.

Rapid improvement in the channel capabilities We strengthened the channels development through cooperation with over a thousand well-known electrical appliance chain stores in China, which served as distributing agents for our terminals and services. The weakness in open channels has been effectively improved. The open channel terminal sales exceeded 60%. We continued to advocate the development of electronic channels, optimising the interface and functions of e-customer service centres and effectively reducing the operating costs and enhancing the efficiency of sales and marketing.

Continual improvement in service system We fully promoted the quality of customer service standards for full services operations, actively carrying out the centralised operation of service hotline “10000” at provincial level and improving the IT systems to support the customer services, particularly to enhance the service quality of mobile services. The service processing time, request response time, customers’ complaint ratio, and other service metrics have noticeably improved. Customers perception was enhanced and the churn rate was effectively controlled.

Innovative models implemented for data traffic management operation

Riding on the era of mobile Internet, we proactively established new initiatives for data traffic management operation by improving our core network competence, providing an open platform for integrated services, promoting collaborated efforts in content and application development, and focusing on high value data traffic management operation.

Expanding cooperation in open platform We expanded the cooperation in open platform with brilliant Internet content providers and leveraged the platforms of product centres converging high value data resources such as music, games and videos to attract usage. Meanwhile, we further opened the integrated platforms to providers and offered services like authentication, billing and positioning. We encouraged them to develop new application services based on our integrated platform, leading competitive applications in popular areas such as full screen browsing, online searching, instant messaging, and e-commerce. We also embedded our basic communication capability in our products to provide differentiated services for our customers.

Strengthening in centralised operation We further centralised in management and promotion of mobile Internet products, breaking through the traditional geographical boundaries to realise “one-point access, speedy upload, and entire network services”. Thus, we significantly improved the product launch progress and access efficiency and effectively supported the rapid popularisation of mobile Internet products.

Innovative mechanism and system We implemented the trial of corporatising the operation of new services like mobile payment and e-Surfing Video with a profit and market-oriented operation. We endeavored to set up an organisational structure and an incentive mechanism appropriate for the development of mobile Internet services to stimulate entrepreneurship and vibrancy, hence fostering a better development of new businesses.

Enhancing management to enhance corporate and employee value

Strengthening financial management and resources allocation The Company further optimised the resources allocation and investment structure, planned for expenditure in a scientific and comprehensive manner and rendered effective support to fuel scale development of new business, strategic business and key business. We deepened financial transformation, actively implementing centralised financial management at provincial level, effectively preventing risks associated with internal control, and fostering management efficiency. We enhanced centralised treasury management and effectively reduced financial expenses. Through implementation of precision management, we endeavoured to increase returns on investment and consistently enhanced our corporate value.

Promoting coordinated growth of employee value with corporate value We innovated the human resources management mechanism, emphasising on selection of management through competition. Placing value enhancement as priority, we perfected the staff performance appraisal system and speeded up the optimisation of human resources structure, focusing on forging a professional management team, a high-level technical expert team and a highly proficient sales and maintenance team, so as to meet the operation needs of the integrated information services and mobile Internet services.

Corporate Governance and

Corporate Social Responsibilities

We strived to maintain high level of corporate governance and corporate transparency to ensure healthy development of the Company and enhancement in corporate value. In 2010, our persistent efforts in corporate governance were widely recognised by the capital market. We have been accredited with a number of awards and appreciations, including “No. 1 Best Managed Company in Asia” by Euromoney for two consecutive years; the awards of “No. 1 Best Managed Company in China” and “No. 1 Best Managed Company in Asian Telecom Sector” by FinanceAsia, and the award of “Asia’s Best Companies in Corporate Governance” by Corporate Governance Asia.

In 2010, the Company actively devoted to the rescue work and disaster relief in the earthquake at Yushu, Qinghai Province and the landslide at Zhouqu, Gansu Province. We repaired the damaged optic fibre cables with utmost speed and pioneered to restore the communication in the disaster areas. These initiatives demonstrated our strong sense of social responsibility as a whole. Besides, we successfully supported the Shanghai World Expo and the Guangzhou Asian Games, featuring an informatised World Expo and a digitalised Asian Games and demonstrated the new image of China Telecom as an integrated information service provider. We actively practised green, environment-friendly and low-carbon humanistic concept and basically formed a mechanism for high energy efficiency and low waste emission.

Outlook

Since 2004, we pioneered to advocate strategic transformation with a changing mindset of operation and development modes. We walked a new road of development leveraging transformation. In particular, after the acquisition of mobile service, we rapidly built up a full services operation system and entered the mobile market, successfully embarking on full services operation with emerging profitable and scale development.

The next two to three years will be a prime period of strategic opportunities. Products convergence will be a trend in the telecommunications industry. New applications leveraging new technologies like Internet of Things and Cloud Computing will emerge. Mobile Internet is undergoing a rapid growth period and wireline broadband is still enjoying considerable room for development. All these initiatives will bring us wider prospects for development. However, we are also facing intensified challenges from increasingly fierce competition in the existing and new businesses.

Looking forward, we are fully confident and will continue to pursue the “Customer – Focused Innovative Informatisation” strategy, aggressively expanding the scale of mobile, broadband and industry application services, while maintaining the contribution of the existing operation and continuing to optimise the revenue structure. By pursuing deepened strategic transformation, we aim to position ourselves as “a leader of intelligent pipeline, a provider of integrated platforms, and a participant of content and application development”. We shall persist in our business strategy of high-value data traffic management operation and transform our Company to adapt to the mobile Internet operation mode with a view to creating more value for customers and shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

22 March 2011

Directors, Supervisors and Senior Management

Mr. Wang Xiaochu

Age 53, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the President of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Mr. Shang Bing

Age 55, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang served as a Deputy General Manager and General Manager of China United Telecommunications Corporation (“Unicom Group”) Liaoning Branch, a Vice President of Unicom Group, a Director of Unicom Group, the President of Unicom Group and an Executive Director and President of China Unicom Limited. In addition, Mr. Shang also served as a Director and President of the China United Telecommunications Corporation Limited and China Unicom Corporation Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Shang has extensive experience in management and telecommunications industry.

Madam Wu Andi

Age 56, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 29 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping

Age 55, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 29 years of experience in network operation and management in the telecommunications industry in China.

Mr. Zhang Chenshuang

Age 59, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a senior economist. He graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from the Hong Kong Polytechnic University. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., Director General of the Inner Mongolia Posts and Telecommunications Administration Bureau, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also a Vice President of China Telecommunications Corporation. He has over 31 years of experience in the telecommunications industry.

Mr. Li Ping

Age 57, is an Executive Vice President of the Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received a MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Executive Director of China Telecom Corporation Limited, Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is the Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 35 years of operational and managerial experience in the telecommunications industry in China.

Mr. Yang Xiaowei

Age 47, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Mr. Yang Jie

Age 49, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration Bureau, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has 27 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin

Age 54, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a MBA degree from the University of Hong Kong. Mr. Sun served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 27 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming

Age 59, is a Non-Executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd.. Mr. Li has extensive experience in enterprise management.

Mr. Wu Jichuan

Age 73, is an Independent Non-Executive Director of the Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatisation Leading Group of the State Council, Minister of Ministry of Information Industry, a member of the Eighth & the Tenth National Committee of Chinese People’s Political Consultative Conference (the “CPPCC”), a member of the Standing Committee of the Tenth National Committee of CPPCC and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National Committee of CPPCC.

Mr. Qin Xiao

Age 63, is an Independent Non-Executive Director of the Company. Mr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Independent Non-Executive Director of HKR International Limited and AIA Group Limited and China World Trade Center Company Limited. He is a member of the eleventh Chinese People’s Political Consultative Conference and the Honorary Chairman of Hong Kong Chinese Enterprises Association, a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. He is the author of several papers and books in the fields of economics and management.

Mr. Tse Hau Yin, Aloysius

Age 63, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura

Age 61, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 11th National People’s Congress, PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference Shanghai Committee, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-Executive Director. She is also an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She is the Vice-Chair of the Banking & Capital Markets Industry Agenda Council 2010 of the World Economic Forum and a member of the Yale School of Management Board of Advisors. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming

Age 61, is an Independent Non-Executive Director of the Company. Mr. Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Power Equipment Company Limited.

Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. Professor Xu has issued many publications including Business Strategy and Innovative analysis, Business Strategic Management, Introduction to International Business Management, a number of case studies, as well as a number of academic dissertations such as Empirical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies and has also been a columnist in the Economic Daily. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

Mr. Yung Shun Loy, Jacky

Age 48, is the Assistant Chief Financial Officer, Qualified Accountant and the Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor degree in laws and a bachelor degree in social sciences. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Mr. Yang Jianqing

Age 51, is the financial controller of the Company. Mr. Yang is a senior engineer and a visiting professor of Nanjing University of Posts and Telecommunications. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in carrier engineering in 1982 and obtained a master degree of business administration from the University of Hong Kong in 2005. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy Director General and Director General of Qinghai provincial branch and Director General of Gansu provincial branch. He is also the Managing Director of the Finance Department of China Telecommunications Corporation and was awarded the “Ministry of Posts and Telecommunications – Young management professional with outstanding contribution”. He has 29 years of extensive experience in the telecommunications industry.

Supervisors

Mr. Miao Jianhua

Age 59, is the Chairman of the Supervisory Committee of the Company and the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Miao holds a master degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited, Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Madam Zhu Lihao

Age 70, is an Independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Mr. Ma Yuzhu

Age 57, is an Employee Representative Supervisor of the Supervisory Committee of the Company, Managing Director of the Corporate Culture Department of the Company. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a master degree in international business administration in 2001. Mr. Ma served as a Director General in China International Telecommunication Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior engineer and has over 30 years of telecommunications construction and operation management experience in the telecommunication industry.

Mr. Xu Cailiao

Age 47, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a Director of the Corporate Strategy Department of the Company. Mr. Xu graduated from the Law School of Peking University with a master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organisational development and process management.

Madam Han Fang

Age 38, is a Supervisor of the Supervisory Committee of the Company. Madam Han is a Director of the Audit Department of the Company. Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in Engineering Management in 1995. She obtained a master degree in business administration at the Norwegian School of Management in 2007. She worked in finance-related jobs serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecommunications Corporation. Madam Han is an international internal auditor, a qualified accountant in PRC and a senior accountant and has 16 years of finance and audit experience.

Business Review

The following table sets out key operating data for 2008, 2009 and 2010.

	Unit	2008	2009	2010	Rate of change (2010 over 2009)

Mobile subscribers	million	27.91	56.09	90.52	61.4%

of which: 3G subscribers	million	—	4.07	12.29	202.0%

Wireline broadband subscribers	million	44.27	53.46	63.48	18.7%

Access lines in service	million	208.35	188.56	175.05	(7.2%)

Mobile voice usage	million minutes	26,375	155,410	295,885	90.4%

Mobile SMS usage	million messages	2,028	15,136	33,116	118.8%

Mobile Color Ring Tone subscribers	million	8.64	32.63	54.15	66.0%

Wireline Local voice usage	million pulses	372,477	320,585	251,425	(21.6%)

Wireline caller ID service subscribers	million	146.74	128.45	118.99	(7.4%)

“One Home” subscribers	million	23.93	36.36	48.45	33.3%

“BizNavigator” subscribers	million	2.53	4.36	4.99	14.4%

Note:	As the Company commenced its mobile service from the fourth quarter of 2008, data related to the Company’s mobile operation in 2008 only included those in the fourth quarter in 2008.

In 2010, facing the dynamic macro-economic developments and intensified market competition, China Telecom seized the opportunities and leveraged its full services operation to accelerate the development of mobile services and strengthen the integration of the wireline, mobile and Internet services. Mobile services maintained high growth momentum and the risks in wireline services were effectively mitigated. In the meantime, we geared up to grow our 3G services resulting in rapid development in mobile Internet and continuously increasing competitive edges.

Key Operating Performance

In 2010, the operating revenues were RMB219,864 million. Excluding the amortisation of the upfront connection fees, the operating revenues were RMB219,367 million, grew by 5.4% over last year. The overall business structure of the Company has been further optimised while the revenue from mobile, broadband and other strategic growing services accounted for approximately 50% of the operating revenues.

Mobile services maintained high growth momentum in 2010. The Company enhanced its marketing capabilities in target customer groups and actively expanded its mobile subscriber base through the promotion of industry-specific applications, the development of 3G services and the strengthened marketing efforts in key target markets. The number of mobile subscribers reached 90.52 million, 61.4% increase from the beginning of the year. Revenue from mobile services reached RMB47,722 million, an increase of 59.1% over last year, while mobile MOU remained stable.

Broadband services experienced solid growth in 2010. The Company continued to increase efforts in the development of broadband services, taking advantage of its access network optic fiber upgrade and the trial of the Three Network Convergence. The Company sharpened its competitive edge through bandwidth upgrade and stabilised the value of its broadband services through integrated operation, ensuring the leading position in the market. The total number of wireline broadband subscribers was 63.48 million, an increase of 10.02 million, or 18.7% from last year. Revenue from wireline broadband services was RMB54,127 million, an increase of 15.0% from last year.

Wireline value-added services and integrated information services continued to grow in 2010. We deepened the centralised operations and focused on differentiation of products and services. Best Tone service maintained rapid growth and business-travel applications achieved breakthroughs through the integration of multi-service channels. Revenue from wireline value-added services and integrated information services reached RMB28,312 million, an increase of 1.2% from last year, accounting for 12.9% of the operating revenues excluding amortisation of the upfront connection fees.

Revenue from wireline voice services in 2010 was RMB62,498 million, representing 28.5% of the total operating revenues excluding amortisation of the upfront connection fees. Through deepening of integration, voice traffic promotion based on monthly package and the migration of the PAS subscribers to our mobile services, the decline of wireline subscribers has slowed down, the proportion of PAS subscribers has gradually decreased and hence the risks in wireline services operation have been gradually alleviated.

Business Operating Strategies

In 2010, the Company adhered to its operational philosophy of “innovative differentiation and integration aiming at profitable scale development”, continuing to enhance its capabilities in integrated operation, industry applications promotion, 3G and mobile Internet operation, sales channels optimisation as well as the extension of industry value chain. In particular, the following five business operating strategies have been implemented:

Firstly, we deepened our integrated operation and achieved effective differentiation. The Company promoted in-depth integration of mobile, broadband, wireline voice and integrated information application services. Measures including unified accounts, voice traffic sharing and integration of applications have been taken to boost sales. Focusing on promoting integrated service packages, we tilted our handset subsidy and terminal resources towards mid-to-high-end customers and encouraged low-end users to upgrade to high-end tariff packages. In doing so, we aimed to stablise and increase customer value, enhance customer loyalty, and effectively promote the growth of subscriber base and revenues. As at the end of 2010, the number of mobile subscribers using integrated service packages accounted for 53.0% of the total, a three percentage points increase from the end of 2009. The number of “One Home” subscribers as a percentage of total household subscribers reached 44.0%, 11.6 percentage points increase from the end of 2009. The number of “BizNavigator” subscribers reached 4.99 million, increasing 14.4% from the end of 2009.

Secondly, we focused on the expansion of key industry-specific applications to drive the scale development of mid-to-high-end mobile subscribers. In 2010, we pooled the strength of the Company and focused on the promotion of four key industry-specific applications, namely, government administration and supervision, transportation and logistics, digital hospitals and e-Surfing RFID. These have satisfied customers’ demand for mobile office administration, logistics enquiry, e-hospital registration and telemedicine, and promoted the informatisation in these industries. As a result, industry-specific applications experienced rapid growth month by month, effectively driving the scale development of mid-to-high-end mobile subscribers.

Thirdly, we accelerated 3G development and deployed traffic-centered mobile Internet operation. We optimised 3G service plans to highlight the 3G features of mobile Internet over handsets and mobile value-added services. We tilted subsidies towards 3G development, focusing on the markets of business elites, office staff and young students to develop 3G subscribers with a net increase of 8.22 million subscribers in 2010. We built the 3G key products system, implemented its operation based on product centers and constantly optimised the products. Meanwhile, we cooperated with leading Internet companies to introduce popular Internet applications. The data traffic driven by key 3G products has significantly increased with continuously enhanced application popularity and data traffic value. 3G customers’ value and loyalty are much higher than 2G customers, our data traffic-centric operational strategy achieved initial success.

Fourthly, we optimised the system of distribution channels with increased contribution from open channels in 2010. We made great efforts to promote open channels, taking measures such as penetrating chain stores, introducing dealers into our service halls and direct supply of terminals. Sales through open channels have made breakthroughs in chain stores, the Company’s terminals and services are available for sale in more than 1,000 chain stores of Gome, Suning, FunTalk, and D.PHONE, meeting the target of reaching 2 out of the top 10 local open channels. Mobile terminal sales through open channels exceeded 60% of the total and mobile subscribers registered through open channel reached 50%, indicating increasing importance of open channels in the scale development of mobile services.

Fifthly, driven by the Company’s scale development and tactical guidance, the terminal industry value chain became invigorating. In 2010, the Company promoted the growth of the terminal industry value chain through scale development of mobile subscribers. The Company further standardised terminal supplies and sales mechanism by means of incentive subsidy and factory direct supply. Terminal models proliferated rapidly with continuously enhanced price-performance ratio. During the year, around 45 million CDMA terminals were sold, of which nearly 10 million were EV-DO mobile handsets. The number of 3G terminal models is over 300. Smart phones priced at around RMB1,000 or so such as ZTE N600 and Huawei C8500 and star 3G handset models such as Motorola XT800, Samsung (W799 and i909) were popular in the market. As a result, our mobile terminals achieved further optimised structure with continuously enhanced price-performance ratio, providing more choices to the customers.

Network and Operation Support

In line with the requirement of deepening strategic transformation in 2010, we persisted in tilting investment towards high growth services and high return service regions to enhance return on investment and optimise resource allocation under tight risk control. The Company made major achievements in improving network capacity, strengthening supporting platforms, promoting network evolution and deepening precision management.

In 2010, capital expenditure was RMB43,037 million, an increase of 13.1% from last year. Capital expenditure accounted for 19.6% of operating revenues excluding amortisation of the upfront connection fees, up by 1.3 percentage points from 2009. In order to effectively support the Company’s transformation, we made appropriate modification to investment structure to further increase the weight of investment in broadband and value-added services, which greatly contributed to the scale development of our transformation services. We proactively negotiated with the parent company in mobile network planning to push forward network optimisation and quality enhancement, promoted effective synergy between WiFi and EV-DO and increase network resource utilisation and traffic value. With respect to the bearer network, we speeded up capacity expansion and optimisation of IP, backbone transmission and metropolitan area networks, and actively carried out pilot programs for the next generation network to lay a solid foundation for network and technology evolution.

Regarding the broadband network, we systemically upgraded access networks with optic fiber, and massively deployed Fiber-To-The-Home (FTTH), achieving significant enhancement of customer access bandwidth. In 2010, investment in broadband and Internet services was RMB27,630 million, accounting for 64.2% of the total capital expenditure, up by 10.1 percentage points from last year. By the end of 2010, broadband access capacity increased by 17.90 million ports over the year; the 20M and 4M bandwidth coverage in urban areas (including the counties) were 58% and 98% respectively, representing an increase of 22 and 3 percentage points from the end of 2009, respectively. Meanwhile, in order to give a full play of WiFi networks as the extension and supplement to wireline broadband and 3G networks, with a view to diverting data traffic from EV-DO to WiFi, we continued to increase our investment in WiFi networks. By the end of 2010, the number of WiFi hotspots reached 100,000.

Operating Highlights in 2011

In 2011, in order to grasp growth opportunities in the fast evolving mobile Internet market and tackle the challenges brought by fierce competition in current and emerging business, the Company will continue to stick to its “Customer-Focused Innovative Informatisation” strategy. Positioning itself as “a leader of intelligent pipeline, a provider of integrated platforms, and a participant of content and application development”, the Company will promote scale growth of subscriber base in full swing. We will further deepen integrated development and continuously optimise business structure, progressively transforming to a mobile Internet operating mode. In particular, we will build differentiated edges with increasing focus on 3G services and continuously enhance scale development of industry applications to promote the expansion of mid-to-high-end government and enterprise customers. We will push forward broadband speed upgrade to keep our competitive edges. We will take measures to further alleviate the risk of wireline voice services to promote harmonious full services operation. Meanwhile, we will continue to strengthen network optimisation, operation and maintenance, aiming at enhancing service capacity for full services operation and forging innovative and differentiated competitive edge.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Summary

In 2010, the Group actively expanded its full services operation to promote the strategy of “Customer-focused Innovative Informatisation”, implementing differentiated development and operating strategy. This resulted in revenue and profit growth in tandem, noticeable improvement of profitability and preliminary accomplishment of effective scale development. The Group’s operating revenues in 2010 were RMB219,864 million, an increase of 5.0% from 2009; operating expenses were RMB195,848 million, an increase of 4.9% from 2009; profit attributable to equity holders of the Company was RMB15,759 million and basic earnings per share was RMB0.19; EBITDA1 was RMB88,992 million and the EBITDA margin was 40.5%.

Excluding the amortisation of upfront connection fees, the operating revenues of the Group in 2010 were RMB219,367 million, an increase of 5.4% from 2009; profit attributable to equity holders of the Company was RMB15,262 million, an increase of 15.0% from 2009, basic earnings per share was RMB0.19; EBITDA was RMB88,495 million and the EBITDA margin was 40.3%.

Operating Revenues

In 2010, facing the challenges from frequent natural disasters, intense market competition and continuous decline in the wireline services, the Group continued to deepen its strategic transformation and implemented the strategy of integrated and differentiated development in full swing. Our full services operation has achieved remarkable development with steady growth of operating revenues. Operating revenues in 2010 were RMB219,864 million, an increase of 5.0% from 2009. Excluding the amortisation of upfront connection fees of RMB497 million, operating revenues in 2010 were RMB219,367 million, an increase of 5.4% from 2009. Of this, the total mobile revenue was RMB53,953 million, an increase of 51.5% from 2009. Excluding the amortisation of upfront connection fees, the wireline service revenue was RMB165,414 million, a decrease of 4.2% from 2009. The ratio of wireline non-voice services to total revenue from wireline services, excluding the amortisation of upfront connection fees, has increased over the year to 62.2% in 2010, a rise of 7.6 percentage points from 2009. The Group has consistently optimised its revenue structure and innovated its development model with improvement in risk resistance capability.

The following table sets forth a breakdown of the operating revenues of the Group for 2009 and 2010, together with their respective rates of change:

	For the year ended 31 December
(RMB in millions, except percentage data)	2010	2009	Rate of Change

Wireline voice	62,498	78,432	(20.3%)
Mobile voice	28,906	20,027	44.3%
Internet	63,985	51,567	24.1%
Value-added services	22,571	21,533	4.8%
Integrated information application services	15,519	12,659	22.6%
Managed data and leased line	12,389	11,499	7.7%
Others	13,499	12,502	8.0%
Upfront connection fees	497	1,151	(56.8%)

Total operating revenues	219,864	209,370	5.0%

1	EBITDA was calculated from operating revenues minus operating expenses (which excluded depreciation and amortisation and CDMA network capacity lease fee). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

Wireline Voice

Although the Group has adopted the integrated operations model to minimise the declining trend of traditional wireline services, revenue from wireline voice continued to decrease due to the increased cannibalisation of wireline voice usage by other forms of communication, such as mobile communications and VOIP, as well as the decline in PAS services. In 2010, revenue from wireline voice services was RMB62,498 million, a decrease of 20.3% from RMB78,432 million in 2009, accounting for 28.4% of our operating revenues.

Mobile Voice

In 2010, revenue from mobile voice services was RMB28,906 million, an increase of 44.3% from RMB20,027 million in 2009, accounting for 13.1% of our operating revenues. With more than two years full services operation, the Group has successfully entered the mobile market, and the mobile services grew rapidly. At the end of 2010, the number of mobile subscribers reached 90.52 million, an increase of 61.4% from the beginning of the year.

Internet

In 2010, revenue from Internet access services was RMB63,985 million, an increase of 24.1% from RMB51,567 million in 2009, accounting for 29.1% of our operating revenues. Through network speed upgrade and integrated operations, the number of broadband subscribers has increased continuously and hence, revenue from our Internet access services has grown rapidly. At the end of 2010, the number of wireline broadband subscribers increased by 18.7% to 63.48 million, a net increase of 10.02 million subscribers from the end of 2009. Revenue from mobile Internet access services was RMB9,020 million, an increase of 139.9% from 2009.

Value-Added Services

In 2010, revenue from value-added services was RMB22,571 million, an increase of 4.8% from RMB21,533 million in 2009, accounting for 10.3% of our operating revenues. The increase in revenue was mainly attributable to the rapid growth of mobile value-added services. Revenue from mobile value-added services was RMB7,858 million, an increase of 40.3% from 2009. Due to the decline in PAS services, revenue from wireline value-added services as a whole decreased.

Integrated Information Application Services

In 2010, revenue from integrated information application services was RMB15,519 million, an increase of 22.6% from RMB12,659 million in 2009, accounting for 7.1% of our operating revenues. The increase in revenue was mainly due to the rapid development of the IT service and applications services as well as “Best Tone” type of information services. Revenue from mobile integrated information application services was RMB1,920 million, an increase of 216.3% from 2009.

Managed Data and Leased Line

In 2010, revenue from managed data and leased line services was RMB12,389 million, an increase of 7.7% from RMB11,499 million in 2009, accounting for 5.6% of our operating revenues. The increase in revenue was mainly attributable to the increasing demand from customers for network resources and informatisation which resulted in increased revenue growth from the leased circuits services, IP-VPN services, leased equipment for system integration and Mega-Eye services. Revenue from mobile managed data and leased line services was RMB18 million.

Others

In 2010, revenue from other services was RMB13,499 million, an increase of 8.0% from RMB12,502 million in 2009, accounting for 6.1% of our operating revenues. The growth of revenue was mainly attributable to the sales revenue of mobile terminal equipment and system integration equipment. Revenue from other mobile services was RMB6,231 million, an increase of 10.9% from 2009.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of upfront fees received for the initial activation of wireline services of the Group, which were amortised over an expected customer relationship period of 10 years. Effective from July 2001, the Group ceased to charge new subscribers upfront connection fees. The amortised amount was RMB497 million in 2010, representing a decrease of 56.8% from RMB1,151 million in 2009.

The amortisation of upfront connection fees will end in July 2011. The amortised upfront connection fees for the year 2011 will be RMB98 million.

Operating Expenses

In 2010, the operating expenses of the Group were RMB195,848 million, an increase of 4.9% from 2009. The ratio of operating expenses to operating revenues fell to 89.1% in 2010, a slight decrease as compared to that of 2009. Through positive cost strategy and centralised resources deployment, more costs were tilted towards key customers and high-value services and the Group has stringent control over resources allocation to low-end customers and the projects with low rate of return on investment, which has effectively boosted the full services operation.

The following table sets forth a breakdown of the operating expenses of the Group in 2009 and 2010 and their respective rates of change:

	For the year ended 31 December
(RMB in millions, except percentage data)	2010	2009	Rates of Change

Depreciation and amortisation	51,656	52,243	(1.1%)
Network operations and support expenses	47,288	42,903	10.2%
Selling, general and administrative expenses	42,130	40,507	4.0%
Personnel expenses	35,529	32,857	8.1%
Other operating expenses	19,106	17,449	9.5%
Impairment loss on property, plant and equipment	139	753	(81.5%)

Total operating expenses	195,848	186,712	4.9%

Depreciation and Amortisation

In 2010, depreciation and amortisation was RMB51,656 million, a decrease of 1.1% from RMB52,243 million in 2009, accounting for 23.6% of our operating revenues. The decline was due to the continuous stringent control of capital expenditure by the Group.

Network Operations and Support Expenses

In 2010, network operations and support expenses were RMB47,288 million, an increase of 10.2% from RMB42,903 million in 2009, accounting for 21.5% of our operating revenues. The increase was mainly attributable to the increase in CDMA network capacity lease fee and the costs for transformation services by the Group. The CDMA network capacity lease fee in 2010 amounted to RMB13,320 million, an increase of 58.9% from 2009.

Selling, General and Administrative Expenses

In 2010, selling, general and administrative expenses amounted to RMB42,130 million, an increase of 4.0% from RMB40,507 million in 2009, accounting for 19.2% of our operating revenues. The growth was mainly attributable to the appropriate increase in the expenses for market expansion and distribution channels. In the meantime, the Group has stringent cost control measures on administrative expenses and non-production expenditure, reducing the general and administrative expenses by 8.0% from 2009.

Personnel Expenses

In 2010, personnel expenses were RMB35,529 million, an increase of 8.1% from RMB32,857 million in 2009, accounting for 16.2% of our operating revenues. The increase in personnel expenses was mainly due to increased efforts in attracting and motivating talents as well as enhancing performance-based incentive schemes of the frontline employees.

Other Operating Expenses

In 2010, other operating expenses were RMB19,106 million, an increase of 9.5% from RMB17,449 million in 2009, accounting for 8.7% of our operating revenues. The increase was largely attributed to the growth in the mobile interconnection expenses. The mobile interconnection expenses amounted to RMB5,821 million in 2010, an increase of 67.9% from 2009.

Net Finance Costs

In 2010, the Group’s net finance costs were RMB3,600 million, a decline of 17.7% from RMB4,375 million in 2009. Net interest expenses fell by RMB929 million. The decrease was mainly attributable to the Group’s increased repayment of the bank loans and other loans. Net exchange losses were RMB92 million in 2010, while net exchange gains were RMB67 million in 2009. The change in net exchange loss/gain was mainly attributable to the depreciation of the RMB against the Japanese Yen.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2010, the Group’s income tax expenses were RMB5,031 million with the effective income tax rate of 24.1%. The difference between the effective income tax rate and the statutory income tax rate of the Group was mainly attributable to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 22% or 15% enjoyed by our branches located in special economic zones and the western regions of China.

Profit Attributable To Equity Holders of the Company

In 2010, profit attributable to equity holders of the Company was RMB15,759 million, an increase of 9.3% from RMB14,422 million in 2009. Excluding the amortisation of upfront connection fees, the profit attributable to equity holders of the Company was RMB15,262 million, an increase of 15.0% from RMB13,271 million in 2009.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2010, the Group accelerated the development of broadband services and increased investment in optic fiber upgrade and broadband access capabilities. In the meantime, the Group continued to manage and control its capital expenditure, strictly control the investment in traditional wireline voice services. Capital expenditure was RMB43,037 million, an increase of 13.1% from RMB38,042 million in 2009.

Cash Flows

In 2010, net decrease in cash and cash equivalents for the Group was RMB8,934 million, while the net increase in cash and cash equivalents was RMB6,940 million in 2009.

The following table sets forth the cash flow position of the Group in 2009 and 2010:

	For the year ended 31 December
(RMB millions)	2010	2009

Net cash flow from operating activities	75,571	74,988
Net cash used in investing activities	(45,734)	(43,255)
Net cash used in financing activities	(38,771)	(24,793)

Net (decrease)/increase in cash and cash equivalents	(8,934)	6,940

In 2010, the net cash inflow from operating activities was RMB75,571 million, an increase of RMB583 million from RMB74,988 million in 2009.

In 2010, the net cash outflow for investing activities was RMB45,734 million, an increase of RMB2,479 million from RMB43,255 million in 2009, mainly resulting from an increase in the Group’s capital expenditure in 2010.

In 2010, the net cash outflow for financing activities was RMB38,771 million, an increase of RMB13,978 million from RMB24,793 million in 2009. The increase in net cash outflow was mainly due to the Group’s increased repayment of the bank loans and other loans.

Working Capital

At the end of 2010, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB71,678 million, a reduction of deficit of RMB10,867 million from RMB82,545 million in 2009. The decrease in deficit was mainly attributable to the increased operating revenues of RMB10,494 million. As at 31 December 2010, the Group’s unutilised committed credit facilities was RMB98,576 million (2009: RMB102,555 million). At the end of 2010, the Group’s cash and cash equivalents amounted to RMB25,824 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 91.2% (2009: 94.7%).

Assets and Liabilities

In 2010, the Group continued to maintain a solid capital structure. By the end of 2010, the total assets of the Group fell to RMB407,355 million from RMB426,520 million at the end of 2009, while total indebtedness decreased to RMB73,576 million from RMB105,923 million in 2009. The ratio of the Group’s total indebtedness to total assets fell from 24.8% at the end of 2009 to 18.1% at the end of 2010.

Indebtedness

The indebtedness analysis of the Group as of the end of 2009 and 2010 is as follows:

	For the year ended 31 December
(RMB millions)	2010	2009

Short-term debt	20,675	51,650
Long-term debt maturing within one year	10,352	1,487
Finance lease obligations maturing within one year	—	18
Long-term debt (excluding current portion)	42,549	52,768

Total debt	73,576	105,923

By the end of 2010, the total indebtedness of the Group was RMB73,576 million, a decrease of RMB32,347 million from 2009. The main reason for the decrease was the Group’s repayment of a portion of bank loans and other loans. Of the total indebtedness of the Group, the Company’s loans in Renminbi, US Dollars, Japanese Yen and Euro accounted for 96.0% (2009: 96.9%), 1.0% (2009: 0.8%), 2.2% (2009: 1.7%), and 0.8% (2009: 0.6%) respectively. 98.5% (2009: 95.7%) of this indebtedness are loans with fixed interest rates, while the remainder are loans with floating interest rates.

As of 31 December 2010, the Group did not pledge any assets as collateral for debt (2009: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

Contractual Obligations

		Payable in
(RMB millions)	Total	1 January 2011 – 31 December 2011	1 January 2012 – 31 December 2012	1 January 2013 – 31 December 2013	1 January 2014 – 31 December 2014	Thereafter
Short-term debt	20,924	20,924	—	—	—	—
Long-term debt	59,560	12,802	13,261	11,435	21,022	1,040
Operating lease commitments	27,180	13,525	11,531	577	439	1,108
Capital commitments	5,124	5,124	—	—	—	—

Total contractual obligations	112,788	52,375	24,792	12,012	21,461	2,148

Note:	Amounts of short-term debt and long-term debt include recognised and unrecognised interest payable, and are not discounted.

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2010.

Principal Business

The principal business of the Company and the Group is the provision of basic communications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, integrated information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2010 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 90 to 146 in this annual report.

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.085 per share, totalling approximately RMB5,778 million for the year ended 31 December 2010. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 20 May 2011. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The final dividends are expected to be paid around 30 June 2011 after obtaining the shareholders’ approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China implemented in 2008, the Company shall be obliged to withhold 10% enterprise income tax when it distributes the proposed 2010 final dividends to non-resident enterprise shareholders of overseas H shares, (including Hong Kong Securities Clearing Company Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 20 May 2011. The individual income tax will not be deducted from any natural person shareholders whose names appear on the Company’s H shares register of members on 20 May 2011.

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment

Wang Xiaochu	53	Chairman and Chief Executive Officer	20 December 2004
Shang Bing	55	Executive Director, President and Chief Operating Officer	9 September 2008
Wu Andi	56	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002
Zhang Jiping	55	Executive Director and Executive Vice President	10 September 2002
Zhang Chenshuang	59	Executive Director and Executive Vice President	31 August 2007
Li Ping	57	Executive Vice President	10 September 2002
Yang Xiaowei	47	Executive Director and Executive Vice President	9 September 2008
Yang Jie	49	Executive Director and Executive Vice President	20 October 2004
Sun Kangmin	54	Executive Director and Executive Vice President	20 October 2004
Li Jinming	59	Non-executive Director	20 December 2004
Wu Jichuan	73	Independent Non-executive Director	9 September 2008
Qin Xiao	63	Independent Non-executive Director	9 September 2008
Tse Hau Yin, Aloysius	63	Independent Non-executive Director	9 September 2005
Cha May Lung, Laura	61	Independent Non-executive Director	9 September 2008
Xu Erming	61	Independent Non-executive Director	9 September 2005
Yung Shun Loy, Jacky	48	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary	1 February 2005
Yang Jianqing	51	Financial Controller	28 October 2010

On 28 October 2010, Mr. Wang Qi resigned from the position of Financial Controller due to change in job responsibility. Mr. Yang Jianqing was appointed as Financial Controller by the management on the same day.

Supervisors of the Company

The following table sets out certain information of the supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment

Miao Jianhua	59	Chairman of the Supervisory Committee	29 December 2009
Zhu Lihao	70	Independent Supervisor	10 September 2002
Ma Yuzhu	57	Supervisor (Employee Representative)	9 September 2005
Xu Cailiao	47	Supervisor	9 September 2005
Han Fang	38	Supervisor	9 September 2008

Share Capital

The share capital of the Company as at 31 December 2010 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2010, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2010	Percentage of the total number of shares in issue as at 31 December 2010(%)

Domestic shares (total):	67,054,958,321	82.85

Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2010, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholder	Number of shares		Type of shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity

China Telecommunications Corporation	57,377,053,317 (Long Position	)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position	)	Domestic shares	8.37%	6.94%	Beneficial owner

Commonwealth Bank of Australia	1,538,666,000 (Long Position	)	H shares	11.09%	1.90%	Interest of controlled corporation

Capital Research and Management Company	1,254,424,000 (Long Position	)	H shares	9.04%	1.55%	Investment manager

Blackrock, Inc.	1,130,723,080 (Long Position	)	H shares	8.15%	1.40%	Interest of controlled corporation

	31,103,524 (Short Position	)	H shares	0.22%	0.04%	Interest of controlled corporation

JPMorgan Chase & Co.	971,952,626 (Long Position	)	H shares	7.00%	1.20%	114,089,124 shares as beneficial owner 68,176,000 shares as investment manager 789,687,502 shares as security interest holder/approved lending agent

	53,528,893 (Short Position	)	H shares	0.39%	0.07%	beneficial owner

	789,687,502 (Shares available for lending	)	H shares	5.69%	0.98%	Security interest holder/approved lending agent

RFS Holdings B.V.	907,191,530 (Long Position	)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short Position	)	H shares	8.51%	1.46%	Interest of controlled corporation

Templeton Investment Counsel, LLC	693,347,861 (Long Position	)	H shares	5.00%	0.86%	Investment manager

Save as stated above, as at 31 December 2010, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2010, none of the directors and supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2010, the Company had not granted its directors or supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Contracts

For the year ended 31 December 2010, none of the directors and supervisors of the Company had any material interest, whether directly or indirectly, in any of the contracts of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts. None of the directors and supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 27 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2010.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Public Float

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.

Summary of Financial Information

Please refer to pages 147 to 148 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2010.

Bank Loans and Other Borrowings

Please refer to note 15 of the audited financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 25 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2010.

Fixed Assets

Please refer to note 3 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2010.

Reserves

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with PRC Accounting Standards for Business Enterprises, materially differ from those prepared in accordance with either International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2010, calculated on the above basis and before deducting the proposed final dividends for 2010, amounted to RMB45,403 million.

Please refer to note 20 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2010.

Donations

For the year ended 31 December 2010, the Group made charitable and other donations with a total amount of RMB21 million.

Subsidiaries and Associated Companies

Please refer to note 7 and note 8 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2010.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited financial statements of this year (page 95 of this annual report).

Retirement Benefits

Please refer to note 36 of the audited financial statements for details of the retirement benefits provided by the Group.

Stock Appreciation Rights

Please refer to note 37 of the audited financial statements for details of the stock appreciation rights offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2010, sales to the five largest customers of the Group accounted for an amount no more than 30% of the operating revenues of the Group.

For the year ended 31 December 2010, purchases from the five largest suppliers of the Group accounted for an amount no more than 30% of the total annual purchases of the Group.

To the knowledge of the Board, no director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.

Continuing Connected Transactions

The following table sets out the amounts of continuing connected transactions of the Group for the year ended 31 December 2010:

Transactions	Transaction Amounts (RMB millions)		Annual monetary cap for continuing connected transactions (RMB millions)

Net transaction amount of centralised services	466		800
Net expenses for interconnection settlement	516		N/A	[1]
Mutual leasing of properties	413		510
Provision of IT services by China Telecommunications Corporation and its subsidiaries (except for the Group) (the “China Telecom Group”)[2]	556		850
Provision of IT services to China Telecom Group	295		300
Provision of Supplies Procurement services by China Telecom Group	2,215		2,600
Provision of Supplies Procurement services to China Telecom Group	993		1,150
Provision of engineering services by China Telecom Group	6,415		7,052
Provision of community services by China Telecom Group	2,185		2,900
Provision of ancillary telecommunications services by China Telecom Group	6,838		7,700
CDMA network capacity lease fee	11,565	[3]	35,000

[1]

According to the waiver letter issued to the Company by The Stock Exchange of Hong Kong Limited on 31 July 2008, the Company is not required to set an annual monetary cap for the total amount under interconnection settlement agreements.

[2]

China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.

[3]

The CDMA network capacity lease fee has already deducted the capacity maintenance related costs of CDMA network payable to the Company by China Telecommunications Corporation amounted to RMB1,755 million.

Centralised Services Agreement

Pursuant to the Centralised Services Agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include the provision of centralised services such as the business management and operational services in relation to key corporate customers, its network management centre, business support centre, and also the provision of certain premises by the China Telecommunications Corporation to the Company. In addition, centralised services also include the common use of international telecommunications facilities between both parties. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services in relation to key corporate customers, its network management centre and business support centre will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Company uses the premises provided by China Telecommunications Corporation, the Company shall pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the actual apportioned used areas on the venues. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. In the situation where both parties use third-party international telecommunications facilities and accept third-party services such as the costs of restoration maintenance, the annual utilisation fee shall be determined on a pro rata basis according to the actual costs each year. In the situation where both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be determined on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties and the utilisation fee shall be determined through negotiation between the two parties based on market rates.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Centralised Services Agreement with expiration on 31 December 2012. The parties agree that the Company may renew the Centralised Services Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator terminating a telephone call made to its local access network under the agreement shall be entitled to receive from the operator from which the telephone call originated, a fee of RMB0.06 per minute. When originating a telephone call, the Company shall pay RMB0.06 per minute to China Telecommunications Corporation. The settlement regions include Beijing city, Tianjin city, Hebei province, Heilongjiang province, Jilin province, Liaoning province, Shanxi province, Henan province, Shandong province, Inner Mongolia Autonomous Region and Tibet Autonomous Region. Other interconnection settlement will comply with the settlement standard set out by the Ministry of Industry and Information Technology from time to time.

The Company and China Telecommunications Corporation have entered into a supplement agreement on 25 August 2010 to renew the Interconnection Settlement Agreement with expiration on December 31, 2012. The parties agree that the Company may renew the Interconnection Settlement Agreement for such further periods as the parties may agree, be 30 days’ written notification to China Telecommunications Corporation. In addition, the Company and China Telecommunications Corporation have agreed that settlement of interconnection will be at a fee prescribed by the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators should amend or promulgate new rules or regulations in respect of interconnection settlement, the parties shall apply such rules and regulations as acknowledged by both parties.

Property Leasing Framework Agreement

Pursuant to the Property Leasing Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006, the Group and China Telecommunications Corporation and/or its associates can enter into the lease of property mutually. The rental charges under the Property Leasing Framework Agreement were determined according to market rates, with reference to the fees standards of the local price authority. The rental charges are subject to review every three years.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Property Leasing Framework Agreement with expiration on 31 December 2012. The parties agree that the Company may renew the Property Leasing Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

IT Services Framework Agreement

Pursuant to the IT Services Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the provision of information technology services by China Telecommunications Corporation and/or its associates provided to the Group and vice versa, including office automation and software testing. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide services to the other party under the agreement. The charges payable for such services shall be determined by reference to market rates obtained through the tender process. If the terms of an offer from the Group or China Telecommunications Corporation and/or its associates are at least as favourable as those offered by an independent third-party provider, the Group or China Telecommunications Corporation and/or its associates may give priority to using the services provided by the other party.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the IT Services Framework Agreement with expiration on 31 December 2012. The parties agree that the Company may renew the IT Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Community Services Framework Agreement

Pursuant to the Community Services Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service to the Group. The community services under the Community Services Framework Agreement are provided at:

(1)	the government-prescribed prices;

(2)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Community Services Framework Agreement with expiration on 31 December 2012. The parties agree that the Company may renew the Community Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Supplies Procurement Services Framework Agreement

Pursuant to the Supplies Procurement Services Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), the provision of supplies procurement services by the China Telecommunications Corporation and/or its associates to the Group and vice versa, including the comprehensive procurement services, the sale of proprietary telecommunication equipment, resale of third party equipment, management of tenders, verification of technical specification, storage, transport and installation services. The charges payable for the above services are calculated at: where payments made in relation to the agency services for the provision of supplies procurement are in the form of commissions:

(1)	procurement services in respect of imported telecommunications supplies are provided at 1% of the contract value at the maximum;

(2)	procurement services in respect of domestic telecommunications supplies and other domestic non-telecommunications materials are provided at 3% of the contract value at the maximum.

The pricing basis for the services for the provision of supplies procurement other than agency services under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Supplies Procurement Services Framework Agreement with expiration on 31 December 2012. The parties agree that the Company may renew the Supplies Procurement Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Engineering Framework Agreement

Pursuant to the Engineering Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Group supervision and management of services relating to construction, design, equipment installation and testing and/or services as the main contractors for the construction and supervision of engineering projects. The charges payable for such engineering services shall be determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000, or any construction of engineering projects with a value over RMB2 million shall be determined by referring to the tender price.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Engineering Framework Agreement with expiration on 31 December 2012. The parties agree that the Company may renew the Engineering Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the Ancillary Telecommunications Services Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services to the Group. The pricing terms for ancillary telecommunications services in the Ancillary Telecommunications Services Framework Agreement are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Ancillary Telecommunications Services Framework Agreement with expiration on 31 December 2012. The parties agree that the Company may renew the Ancillary Telecommunications Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

CDMA Network Capacity Lease Agreement

Pursuant to the CDMA Network Capacity Lease Agreement signed between the Company and China Telecommunications Corporation on 27 July 2008, China Telecommunications Corporation agreed to lease its CDMA network capacity under the CDMA network to the Company and the Company shall have the exclusive right to use and operate the CDMA network to provide CDMA services in its service areas. The leasing fee is based on 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA services operations minus any upfront non-refundable revenue arising out of the CDMA operations and any revenue from sale of telecommunication products in connection with the CDMA operations) per year. Regardless the revenue of the CDMA operations, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year. As the Company started to pay the lease fee from 1 October 2008, for the year ended 2008 and for the year ended 2009, there is no minimal annual leasing fee. The cost of network construction shall be borne by China Telecommunications Corporation, while the maintenance-related costs shall be shared as agreed between the two parties.

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation has granted the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the lease or within one year after the expiry of the lease. No premium has been paid or will be payable by the Company for the grant of the option.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 25 August 2010 to renew the Telecom CDMA Lease with expiration on 31 December 2012.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

Pursuant to the Strategic Agreement signed between the Company and China Communications Services Corporation Limited (“China Communications Services”) on 30 August 2006 and a supplemental agreement (“Strategic Agreement and its Supplemental Agreement”) signed on 15 June 2007, the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if service terms related to the design, implementation and supervision of the communications engineering provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communication Services shall annually receive such services from the related wholly-owned subsidiaries of China Communications Services with total value no less than 10.6% of total annual capital expenditure of the related provincial branches of the Company in that year. China Communications Services will offer at least 5% price discount to the Company based on the applicable standard prices for the services in connection with the design, construction, project supervision and management of communication engineering projects. Meanwhile, pursuant to the Strategic Agreement and its Supplemental Agreement, the Company pledged that, in the period between 1 January 2007 and 31 December 2009, if the terms related to certain maintenance management services provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communication Services shall annually receive such services from the wholly-owned subsidiaries of China Communications Services with total value no less than RMB1,780 million.

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement and its Supplemental Agreement include: design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related standards of China or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements governed by PRC laws, in respect of the same services, where the terms and conditions of services provided by either party to the Strategic Agreement and its Supplemental Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement and its Supplemental Agreement shall have the priority to be appointed as the service provider by the other party.

The Company and China Communications Services has entered into a supplemental agreement (“2009 Supplemental Agreement”) on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their provisions for a further term of three years expiring on 31 December 2012. Upon expiration, both parties may negotiate the renewal of Strategic Agreement which is subject to the requirements of Chapter 14A of the Listing Rules (including disclosure and independent shareholders’ approval requirements).

Neither the Strategic Agreement nor Supplemental Agreement nor the 2009 Supplemental Agreement sets out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of China Communications Services, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Strategic Agreement, Supplemental Agreements and 2009 Supplemental Agreement are covered by these framework agreements. These frameworks agreements are already subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement and the Supplemental Agreement (as amended by the 2009 Supplemental Agreement) are subsumed under the annual caps of those framework agreements between the Company and China Telecommunications Corporation (including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement).

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the above connected transactions.

The Independent Non-Executive directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2010 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Independent Non-Executive directors have further confirmed that:

The values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The auditors of the Group have reviewed the continuing connected transactions of the Group and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Compliance with Code on Corporate Governance Practices

Please refer to the “Corporate Governance Report” set out in page 56 of this 2010 annual report of the Company for details of our compliance with the Code on Corporate Governance Practices.

Material Legal Proceedings

As at 31 December 2010, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

KPMG and KPMG Huazhen were appointed as the international and domestic auditors of the Company for the year ended 31 December 2010. KPMG has audited the accompanying financial statements, which have been prepared in accordance with International Financial Reporting Standards. The Company has engaged KPMG and KPMG Huazhen since the date of its listing. A resolution for the reappointment of KPMG and KPMG Huazhen as the international and domestic auditors of the Company for the year ending 31 December 2011 will be proposed at the Annual General Meeting of the Company to be held on 20 May 2011.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

22 March 2011

Report of the Supervisory Committee

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently carried out its supervisory function to safeguard the interests of shareholders and the Company.

During the reporting period, the Supervisory Committee held two meetings. At the sixth meeting of the Third Session of the Supervisory Committee held in March 2010, the Supervisory Committee reviewed and approved five agenda items, including the financial statements for the year 2009, the independent auditors’ report, and the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2009, and the working plan of the Supervisory Committee for the year 2010. At the seventh meeting of the Third Session of the Supervisory Committee held in August of the same year, the Supervisory Committee reviewed the interim financial statements and the independent auditors’ review report for the year 2010. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties carried out by members of the Board of Directors and the senior management through their attendance at the 2009 Shareholders’ General Meeting, the Extraordinary General Meeting, meetings of the Board of Directors, and meetings of the Audit Committee. During the reporting period, the Supervisory Committee carried out special surveys of and researches into such fields as the quality of business development and the exercise of internal control against a new backdrop of the full services operation of the Company in September 2010.

The Supervisory Committee is of the view that, in 2010, in spite of the fierce market competition, frequent natural disasters and challenging tasks of communication assurance, the Company further advanced its strategic transformation, innovated its development mode, refined its precision management, and optimised its resource allocation. The operating revenues1 of the Company reached RMB219,367 million, an increase of 5.4% from last year. The revenue contributions from mobile, wireline broadband, value-added and integrated information services rose steadily. EBITDA1 reached RMB88,495 million, representing an increase of 7.7% from the last year. Profit attributable to equity holders of the Company1 increased by 15.0%. In sum, the full services scale development of the Company made great progress. Meanwhile, the Company attached great importance to corporate governance and operation of good faith. In accordance with Section 404 of the US Sabanes-Oxley Act of 2002 and other regulatory rules, the Company stepped up the development of its internal control system and strengthened the excise of its internal control. As a result, the internal control environment and management of the Company kept improving. The Company’s sound and steady development is on track. The Supervisory Committee is satisfied with the performance of the Company in 2010 and is confident of the Company’s prospects.

The Supervisory Committee believes that during 2010, all members of the Board of Directors and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their responsibilities fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions of the shareholders’ general meetings and the board meetings, and strictly complied with the relevant regulations for listed companies. The Supervisory Committee has not observed any behaviors that breached the laws, rules, and Articles of Association of the Company, or damaged the interests of shareholders.

Upon the review of the unqualified financial statements of the Company for the year 2010 and other relevant information, which were prepared in accordance with PRC Accounting Standards for Business Enterprises and regulations and International Financial Reporting Standards as audited by domestic certified accountants and international auditors of the Company, and proposed to be submitted to the shareholders’ general meeting by the Board of Directors, the Supervisory Committee is of the opinion that the financial statements are prepared in accordance with the principle of consistency and that they truly and fairly reflect the Company’s financial position, results of operation and cash flows.

In 2011, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, take it as its responsibility to preserve the interests of the shareholders and the Company, monitor the Company to fulfill its commitment to its shareholders, further broaden the planning of supervision and strengthen its efforts in monitoring to preserve the interests of all investors.

By Order of the Supervisory Committee

Miao Jianhua

Chairman of the Supervisory Committee

Beijing, PRC

22 March 2011

1	Excluding amortisation of the upfront connection fees

Recognition & Awards

1.	The Company has been voted by investors the “No. 1 Best Managed Company in Asia” across all industries in the “Asia Best Managed Companies 2011” ranking by Euromoney.

2.	The Company has been voted by investors the “No. 1 Best Managed Company in China” in the “Asia Best Managed Companies 2011” ranking by Euromoney.

3.	The Company was awarded the “No. 1 Best Managed Company in China” by FinanceAsia in the Asia’s Best Companies Poll 2010.

4.	The Company was awarded the “No. 1 Best Managed Company in Asian Telecom Sector” by FinanceAsia in the Asia’s Best Companies Poll 2010.

5.	The Company was awarded the “No. 1 Best Investor Relations” in China by FinanceAsia in the Asia’s Best Companies Poll 2010.

6.	The Company’s 2009 annual report won SEVEN gold awards (a record high) in the 2010 International ARC Awards.

7.	The Company was awarded the “Platinum Award for All-Round Excellence” in 2010 The Asset Corporate Awards.

8.	The corporate website of the Company (www.chinatelecom-h.com) has won the gold award in the category of “Corporate Communications” in the 2010 W3 Awards.

9.	Mr. Wang Xiaochu, Chairman & CEO, was honoured with “Asian Corporate Director Recognition Awards 2010” by Corporate Governance Asia.

10.	The Company was awarded the “Asia’s Best Companies in Corporate Governance” by Corporate Governance Asia’s Annual Recognition Awards 2010.

Corporate Governance Report

Overview of Corporate Governance

The Company is fully aware of the importance of corporate governance in enhancing corporate value and ensuring long term sustainable development. Therefore, the Company inherited an excellent and prudent management style and insisted on practising highly transparent corporate governance with efficient management and operations. The Company attaches great importance to high quality board management, comprehensive internal control mechanism and sufficient transparency and strives to ensure the operations in line with the long term interests of the Company and its shareholders as a whole. In 2010, the Board of Directors and its sub-committees maintained standard daily operations to secure the best long-term interests of the shareholders, and the Company continued to optimise the organisational structure to effectively support the integrated full-service development, further optimised the internal control and integrated comprehensive risk management into operational practice, continuously improving its corporate governance and firmly protecting the interests of shareholders.

As a company incorporated in the PRC, the Company adopts the PRC Company Law and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company listed both in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”) in Hong Kong and the regulatory requirements for non-US companies listed in the United States, and these rules serve as guidance for the Company to improve its foundation of corporate governance. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes-Oxley Act of 2002 and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange, to confirm its compliance with related financial reporting, information disclosure and corporate internal control requirements.

For the financial year ended 31 December 2010, save that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules in the year 2010. In the Company’s opinion, through supervision of the Board and the Independent Non-Executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many leading international corporations also have similar arrangements.

In 2010, the Company’s continuous efforts in corporate governance gained wide recognition from the capital market and accredited with a number of awards. The Company was named the “No. 1 Best Managed Company in Asia” and “No. 1 Best Managed Company in China” by Euromoney for two consecutive years, while at the same time being ranked as the “Best Corporate Governance in Asia”, the “Most Convincing and Coherent Strategy in Asia” and the “Most Accessible Senior Management in Asia” in the individual categories. The Company was accredited by the investors as the “No. 1 Best Managed Company in China”, the “No. 1 Best Managed Company in Asian Telecom Sector” and the “No. 1 Best Investor Relations” in the Asia’s Best Companies Poll 2010 organised by FinanceAsia. The Company was awarded the “Platinum Award for All-Round Excellence” in 2010 The Asset Corporate Awards. In addition, the Company was awarded the “Asia’s Best Companies in Corporate Governance” by Corporate Governance Asia, and Mr. Wang Xiaochu, Chairman and Chief Executive Officer of the Company, was awarded “Asian Corporate Director Recognition Awards 2010”. The Company was awarded “CAPITAL Outstanding China Enterprise Awards – Telecommunications” by CAPITAL, a reputable Hong Kong magazine, for five consecutive years. The Company’s 2009 Annual Report won seven Gold Awards at the “2010 International ARC Awards”, receiving the record number of Gold Awards in the history of ARC Awards.

Overall Structure of Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ Meeting. The Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major decisions in regard to the Company’s operation and to oversee the daily operation of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board of Directors and the Supervisory Committee is independently accountable to the Shareholders’ Meeting.

Shareholders’ Meeting

In 2010, the Company convened two shareholders’ general meetings, including the Annual General Meeting (“AGM”) for 2009 and one Extraordinary General Meeting (“EGM”). The AGM held on 25 May 2010 reviewed and approved the financial statements for the year 2009, Report of the Independent International Auditor, proposal for annual profit distribution and final dividends, authorisation to the Board for the formulation of a budget for 2010, appointment and remuneration of auditors, and authorisation to the Board to issue bonds. The EGM was held on 25 October 2010 to approve the renewal of CDMA Network Capacity Lease Agreement and its supplemental agreement and annual cap application for the connected transactions under such agreements.

Since the Company’s listing in 2002, at each of the shareholders’ general meetings, a separate shareholders’ resolution was proposed by the Company in respect to each independent item. The circulars to shareholders also provided details about the resolutions. All resolutions tabled at the Company’s shareholders general meetings were already conducted via voting by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the shareholders’ general meetings and the communication between directors and shareholders. The directors provided detailed and complete answers to the questions raised by shareholders at the shareholders’ general meetings.

Board of Directors

The third session of the Board of Directors comprises 14 directors with eight executive directors, one non-executive director, and five independent non-executive directors. The board is composed of experts from various profession in telecommunications, finance, economics and law, with a more comprehensive and balanced board structure and viewpoints in the decision making process. The period of office lasts for three years, starting from 9 September 2008 until the day of the Company’s Annual General Meeting in 2011, upon which the fourth session of the board of directors will be elected.

The number of independent non-executive directors constitute more than one-third of the Board members. Mr. Tse Hau Yin, Aloysius, Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The Audit Committee, Remuneration Committee and Nomination Committee under the Board, all comprise solely independent non-executive directors, ensuring the committees to provide sufficient review and check and balance and make independent judgments effectively to protect the interest of shareholders and the Company as a whole.

The Company strictly complies with the Code on Corporate Governance Practices of the Listing Rules and rigorously regulates the operating procedures of the Board and the committees under it, and ensures the procedures of Board meetings be in compliance with related rules in terms of organisation, regulations and personnel. The Board is responsible for the effective supervision of the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial position, the operating results and cash flows of the Company for each period. In preparing the financial statements for the year ended 31 December 2010, the directors adopted appropriate accounting policies and made prudent, fair and reasonable judgments and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company provide that the Board is accountable to the shareholders’ meetings, and its duties include the execution of resolutions, formulation of major decisions for operations, financial proposals and policies, the Company’s management system, and the appointments of managers and other senior management personnel of the Company. The Articles of Association clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the implementation of the resolutions of the Board and the annual operation plans and investment proposals of the Company, and formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and the performing of other duties as authorised by the Articles of Association and the Board. In order to maintain a highly efficient operation, as well as flexibility and swiftness in operational decision-making, the Board, when necessary, may delegate its managing and administrative powers to the management, and provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the overall capabilities of the Board in exercising its powers.

All members of the Board of Directors/Committee are informed of the meeting schedule for the Board of Directors/Committee for the year at the beginning of each year. In addition, all Directors will receive notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board Meetings comply with all procedures, related rules and regulations while all directors can make inquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters related to the meeting agenda. In addition, the Company regularly reminds directors of their functions and responsibilities by providing them with information about the latest development of listing rules and other applicable regulations. To ensure that directors are familiar with the Company’s latest operations for decision-making, in addition to providing key financial data and operational information to the directors on a monthly basis, the Company also arranged on-site visit on 3G services operation for independent directors. Through regular Board meetings and reports from management, the directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. The Company also provides all newly appointed directors with updated data on industry development by arranging induction activities. The directors also pay regular visits to our provincial branches for exchanges and study so as to achieve a better understanding of the latest business development and share their valuable experiences. In 2010, the independent directors were invited to visit the Expo 2010 Shanghai China, of which the Company is a global partner responsible for communication facility assurance.

The Board meets at least four times a year. Additional board meetings will be held when necessary. In 2010, the Board of Directors played a significant role in the Company’s operation, budgeting, decision-making, supervision, internal control, organisational restructuring and corporate governance. The Company convened four board meetings, five audit committee meetings and one independent board meeting in this year. At these meetings, the Board reviewed matters including the Company’s annual, interim and quarterly financial statements, annual operational, financial and investment budgets, annual asset appraisals, internal control implementation and assessment report, proposal for annual profit distribution, annual report, interim report and quarterly reports, appointment and remuneration of auditors, authorisation to the Company for bond issue, renewal of continuing connected transactions and related annual cap application, and incorporation of branches and restructurings.

Attendance rates of individual directors at Board meetings in 2010 (including attendance with written proxies)

Number of Directors	14

Directors	The Third Session of the Board of Directors Number of meeting/ attendance	Attendance Rates

Executive Directors
Wang Xiaochu (Chairman)	4/4	100%
Shang Bing	4/4	100%
Wu Andi	4/4	100%
Zhang Jiping	4/4	100%
Zhang Chenshuang	4/4	100%
Yang Xiaowei	4/4	100%
Yang Jie	4/4	100%
Sun Kangmin	4/4	100%

Independent Non-executive Directors
Wu Jichuan	4/4	100%
Qin Xiao	4/4	100%
Tse Hau Yin, Aloysius	4/4	100%
Cha May Lung, Laura	4/4	100%
Xu Erming	4/4	100%

Non-Executive Director
Li Jinming	4/4	100%

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by the Directors. Based on the written confirmation from the Directors, all of the Company’s Directors have strictly complied with Appendix 10 Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules regarding the requirements for directors in conducting securities transactions. The Company has received annual independence confirmations from each of the independent non-executive directors, and considers them to be independent.

Audit Committee

The Audit Committee comprises four independent non-executive directors. The Charter of the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management system, as well as the work of the Company’s internal audit department. It is also responsible for the monitoring and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. The Audit Committee will regularly reports on its work to the Board.

In 2010, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, and under the clear mandate of the Board, the Audit Committee fully assumed its responsibilities. The Audit Committee proposed a number of practical and professional improvement recommendations based on the Company’s actual circumstances, in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2010, the Audit Committee convened five meetings, where it reviewed important matters related to the Company’s financial statements, assessment of the qualifications, independence and performance of the external auditors and their appointments, effectiveness of internal control, internal audit and connected transactions. The Audit Committee received quarterly reports in relation to the internal audit and connected transactions and provided guidance to the internal audit department. Additionally, the Audit Committee reviewed internal control assessment report and attestation report, followed up with the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the auditors.

Attendance rates of individual members of the Audit Committee in 2010 (including attendance with written proxies)

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of meeting/ attendance	Attendance Rates

Tse Hau Yin, Aloysius (Chairman of the Committee)	5/5	100%
Wu Jichuan	5/5	100%
Qin Xiao	5/5	100%
Xu Erming	5/5	100%

Remuneration Committee

The Remuneration Committee comprises four independent non-executive directors. The Charter of the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s directors and senior management personnel, and to establish related remuneration procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, as well as giving recommendations to the Board in respect to the overall remuneration policy and structure for the Company’s directors and senior management personnel. Its responsibilities comply with the requirements of the Code on Corporate Governance Practices. The Remuneration Committee regularly reports its work to the Board. No meeting was held by the Remuneration Committee in 2010.

Nomination Committee

The Company’s Nomination Committee was formed by four independent non-executive directors. The Charter of the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures and succession plans for the appointment of directors, and further improve the composition of the Board. The principal duties of the Nomination Committee include: regularly reviewing the structure, number of members and composition of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; evaluating the independence of independent non-executive directors; advising the Board on matters regarding the appointment or re-appointment of directors and succession plans for the directors. The Nomination Committee is accountable to the Board and regularly reports its work. The Nomination Committee has not convened any meeting in 2010 because there were no significant matters such as the addition and replacement of directors.

Independent Board Committee

Pursuant to the requirements under the Listing Rules, the Company’s Independent Board Committee convened one meeting in 2010, with all five independent non-executive directors attended where it reviewed the renewal of CDMA Network Capacity Lease Agreement and related annual caps, gave the relevant confirmation as well as submitted the recommendations on these matters to the independent shareholders.

Supervisory Committee

The Company established the Supervisory Committee in accordance with PRC Company Law. At present, the third session of the Supervisory Committee comprises five supervisors, of which there is an external independent supervisor and an employee representative supervisor. The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its directors, managers and other senior management of the Company so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee holds meetings at least once or twice a year. The period of office of the Supervisory Committee lasts for three years, starting from 9 September 2008 until the day of the Company’s Annual General Meeting held in 2011, upon which the fourth session of the Supervisory Committee will be elected.

Attendance rates of individual members of the Supervisory Committee in 2010

The Third Session of the Supervisory Committee

Number of Supervisors	5

Number of meetings in 2010	2

Supervisors	Number of Meetings/ attendance	Attendance Rates

Miao Jianhua (Chairman of the Committee)	2/2	100%
Zhu Lihao (Independent Supervisor)	2/2	100%
Ma Yuzhu (Employee Representative Supervisor)	2/2	100%
Xu Cailiao	2/2	100%
Han Fang	2/2	100%

External Auditors

The international and domestic auditors of the Company are KPMG and KPMG Huazhen, respectively. In order to maintain their independence, the non-audit services provided by the external auditors have not contravened the requirements of the US Sarbanes-Oxley Act of 2002.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2010 is as follows:

Service item	Fee
(RMB in millions)

Audit services	67.00
Non-audit services (mainly include internal control advisory and other advisory services)	6.79

Total	73.79

The Audit Committee and the Board have agreed to the re-appointment of KPMG and KPMG Huazhen, respectively, as the international and domestic auditors of the Group for 2011, and the proposal will be submitted for approval at the 2010 Annual General Meeting.

Internal Control

Internal control system

The Board attaches great importance to the construction and improvement of the internal control system, and takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and improving corporate governance, risk assessment, risk management and internal control so as to protect shareholders’ investment and the safety of the Company’s assets. In this way, the Company can achieve long-term development goals. The Company’s management is responsible for the establishment and implementation of the internal control system. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance. It covers all businesses and transactions of the Company. The Company has formulated a code of conduct for the senior management and employees which ensures their ethical value and competency. The Company has formulated its internal declaration system, which encourages anonymous reporting of situations where employees, especially directors and senior management personnel, breach the rules.

Since the year 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework and with the assistance of the KPMG Advisory (China) Limited (Beijing Office) and other advisory institutions, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. Over more than seven years, the Company has continuously revised and improved the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development. In particular, the Company has further strengthened the control over key business processes based on the distinguishing features of mobile services since the commencement of the full services operation. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained.

In 2010, the Company supplemented and improved its internal control manuals on the basis of summing up the full services operation practices, responding to the management system renewal and organisational structure adjustment, materialising the support to the front-end operation by finance departments, and resolving problems detected in recent years. The revised sections mainly included the amendments to the internal control manual on content which are not applicable to the existing business process; the inclusion of control procedures on product development and business outsourcing; the integration of content on the support to the front-end operation by finance departments into relevant business processes and addition of the pre-and-post-evaluation to such processes, etc. The applicability of internal control manuals was further improved upon the improvement of internal control procedures. In addition, the Company has further strengthened the supervision and inspection of the implementation of internal controls to promote the effectiveness of implementation of internal control, as well as to prevent and mitigate the financial risks.

Comprehensive Risk Management

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in the United States and Hong Kong, the Company has formulated a unique five-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template, implemented a standardised risk management procedure and established and refined the centralised risk directories and case studies database of the Company, so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was improved. Following the efforts made in the past four years, China Telecom has established a comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2010, pursuant to the requirement of provision C2 of the Code on Corporate Governance Practices of the Stock Exchange of Hong Kong Limited and based on the work completed in 2009, the Company further incorporated comprehensive risk management into its daily operation. The Company has implemented the level-oriented, category-oriented and centralised risk management, with resources concentrated on the prevention of three types of major risk, including the asset risk, operational risk and personnel turnover risk, and has achieved satisfactory results. In 2010, the Company was not confronted with any major risks.

After rigorous risk identification, assessment and analysis, the Company has conducted a preliminary assessment of potential major risks to the Company in 2011, such as the asset risk, industry competition risk, risk of three network convergence, and has put forward detailed responding measures. Through the strict and appropriate risk management procedures, the Company will ensure the impact from the above risks to the Company are limited to and within an expected range.

Annual Internal Control Evaluation

The Company has been continuously improving its internal control system. In order to meet the governing regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risks, the Company’s internal audit department is responsible for coordinating the supervision and assessment of internal control.

The Company has adopted the COSO Internal Control Framework as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment is composed of the self-assessment conducted by the persons responsible for internal control and of the independent assessment conducted by the internal audit department. In order to judge the nature of deficiencies in internal control and analyse the effectiveness of the internal control system, the Company adopts the following four major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the effectiveness of the execution of internal control, (4) analyse the impact of deficiencies in internal control. The Company then rectifies any deficiencies found after the assessment. By formulating “Interim Measures for the Internal Control Assessment”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance with related rules and regulations.

In 2010, the Company’s internal audit department initiated and coordinated the assessment of internal control at company level, timely reported the results to the Audit Committee in the fourth quarter and executed the opinions and recommendations, as suggested by the Audit Committee, in areas such as further enhancement of the supporting capacities of the IT system for the purpose of meeting the demands of full services operation development.

Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points at the corporate level and control points corresponding to major accounting items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2010, the Company actively pushed forward the optimisation and improvement of the self-assessment manner and method of all departments and branches, effectively improving the efficiency and outcome of self-assessment. Through the self-assessment, the Company detected and rectified the existing problems in time. As a result, the internal control system of the Company was further improved.

As for the independent assessment, the Company has put forth the guiding principle that the independent assessment shall focus on the major risks in relation to enterprise operation and management and be based on complete internal control system, so as to ensure that the nature of risks and problems will be identified and captured, and to improve the overall efficiency of auditing, and has actively assisted all departments and branches in raising the quality and efficiency of the independent assessment since 2009. In 2010, in accordance with the principle and arrangement of assessment for the Company, all provincial branches launched a proactive independent assessment within each province. When problems of internal control were identified after the assessment, the provincial branches proposed recommendations and oversaw the process to rectify the problems. As a result, the independent assessment effectiveness of each provincial branch was improved. The Company guided all provincial branches to launch independent assessments and to incorporate a number of factors into consideration, such as extraordinary risks of internal control, proportion of assets and revenue, and the frequency of assessment made by external auditors. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.

Furthermore, the Company organised the internal control assessment team and other relevant departments to closely coordinate with the external auditors’ internal control audit related to financial statements. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to major accounting items. The external auditors regularly communicated with the management in respect of the audit results.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. The Company pushes all units to carry out rectification in relation to deficiencies identified through self-assessment, independent assessment and the internal control audit made by the external auditors. The Company also highlighted the participation of professional departments whilst exploring the establishment of an internal control mechanism with long-term efficiency. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification of internal control deficiencies. Pursuant to requests from the Company, all provincial branches launched rectification on any deficiencies identified from the assessment (including the internal control audit) in a positive manner.

Through self-assessments and independent assessments conducted by branches at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board, through the Audit Committee, reviewed the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2010, which covered its controls on financial reporting, operation and compliance, as well as its risk management functions. The Board is of the view that the Company’s internal control system is solid, well-estated and effective. The annual review also considers the adequacy of resources, qualifications and experience of staff fulfilling the Company’s accounting and financial reporting functions, together with the adequacy of the staff’s training programmes and the relevant budget.

Investor Relations and Transparent Information Disclosure Mechanism

The Company establishes an investor relations department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants and provides them with the necessary information so as to allow them to fully understand the operation and development of the Company. The Company’s senior management presents the annual results and interim results in Hong Kong every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, the senior management provides the capital markets and the media with important information related to key issues of which the investors are of prime concerns. This has helped to reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially public shareholders, to actively participate in the Company’s Annual General Meetings and to promote the direct communication and exchange of ideas between the Board of Directors and shareholders.

With an aim of strengthening communications with the capital market and enhancing the transparency of information disclosure, the Company has provided the quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and the monthly announcements of the number of access lines in service, mobile subscribers and wireline broadband subscribers. The Company attaches great importance to maintain daily communication with shareholders, investors and analysts. In 2010, the Company has participated in a number of investors conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

In 2010, the Company attended the following investors conferences held by major international investment banks:

Date	Name of Conference

January 2010	Deutsche Bank Access China Conference 2010
January 2010	UBS Greater China Conference 2010
January 2010	DBS Vickers Pulse of Asia Conference 2010
January 2010	CLSA Hong Kong/China Access Day 2010
March 2010	Credit Suisse Asian Investment Conference 2010
April 2010	Macquarie China/Hong Kong Conference 2010
May 2010	BOCI Investment Conference 2010
May 2010	Merrill Lynch Asian Stars Conference 2010
May 2010	UBS Pan-Asian Telco Conference 2010
May 2010	Morgan Stanley Hong Kong Investor Summit 2010
May 2010	CLSA China Investment Forum 2010
June 2010	J.P. Morgan China Conference 2010
June 2010	Nomura Asia Equity Forum 2010
June 2010	Goldman Sachs Telecom Corporate Day 2010
June 2010	RBS China Conference 2010
June 2010	Hong Kong Stock Exchange/Daiwa Investor Seminar 2010
September 2010	Kingsway Hong Kong Conference 2010
September 2010	CLSA Hong Kong Investors’ Forum 2010
September 2010	Kim Eng/Mitsubishi UFJ Non-Deal Roadshow (Japan) 2010
October 2010	BNP Paribas Annual China Conference 2010
October 2010	Piper Jaffray TMT Corporate Day 2010
October 2010	Citigroup Greater China Investor Conference 2010
November 2010	Goldman Sachs China Investment Frontier 2010
November 2010	Merrill Lynch China Investment Summit 2010
November 2010	HSBC Asia Investor Forum 2010 & Non-Deal Roadshow
November 2010	Daiwa Investment Conference (Hong Kong) 2010
November 2010	Yuanta Securities Non-Deal Roadshow (Hong Kong) 2010
December 2010	Yuanta Securities Straits Link Forum 2010
December 2010	RBS “China Access – 12th Five-Year Plan”
December 2010	HSBC Greater China Corporate Day 2010

The Company’s investor relations website (www.chinatelecom-h.com) not only acts as an important channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. In 2010, a number of new features were added to the corporate website, in order to further enhance the information disclosure of the Company’s website and the interactive communication with the investors and shareholders, including interactive stock quote chart, RSS, investor briefcase and information sharing in social network. Meanwhile, the Company’s website also provides a refreshing 3D visual experience by using “augmented reality”, a new technology, to present the key information in the annual reports. In addition, the Company’s website also launched a mobile version, which allows the investors and shareholders to easily browse the important information on the Company’s website through mobile devices at any time and any places. The Company’s website was accredited the Gold Award in the category of Corporate Communication in the “2010 International W3 Awards”, indicating that the Company’s website is highly recognised by the professionals. The Company also took the initiative to seek recommendations on how to improve the Company’s annual report from shareholders through survey, and, in accordance with its shareholders’ recommendations, prepared and distributed the annual report in a more environmentally-friendly and cost saving manner. The shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving English version only, Chinese version only or both English and Chinese versions.

The Company has always maintained a good information disclosure mechanism. While keeping highly transparent communications with media, analysts and investors, we attach great importance to the handling of price sensitive information. In general, the authorised speaker only makes clarification and explanation on the data available on the market, to avoid providing or divulging any unpublished price sensitive information either by an individual or by a team. Before conducting any external interview, if the authorised speaker has any doubt about the data to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such data are accurate. In addition, discussions on the Company’s principal financial data or other financial indicators are avoided during the lock-up period.

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited (“SEHK”) and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on the SEHK, the Company needs to comply with the Listing Rules. These rules require that at least one-third of the Board of Directors of a listed company in Hong Kong be independent directors. The Board of the Company comprises of 14 directors, of which five are independent directors, making the number of independent directors exceed one-third of the total number of directors on the Board, in compliance with the number set out as a recommended best practice in the Code on Corporate Governance Practices of the Listing Rules. These independent directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the Code on Corporate Governance Practices of the SEHK for the accounting year ended 31 December 2010.

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate control system and practice, improves the current practices at appropriate time, adopts fiduciary, transparent, open and effective corporate governance principles and structure, to ensure the long term sustainable development of the Company and to seek sustainable returns for the shareholders and investors.

Human Resources Development Report

Summary

In 2010, the Company adhered to the principle of support for enterprise development and service for employees with respect to its human resources management, further strengthened team building and mechanism innovation, and systematically deepened the transformation of human resources functions. While adhering to the doctrine of people-oriented strategy, the Company endeavoured to motivate employees’ passion and maintain harmony, aiming to groom talents and ensure an effective human resources mechanism to support the full services operation of the Company.

Firstly, we strengthened our management team at all levels of the Company. By further improving the management system of senior managers and intensifying the competition mechanism for senior managers recruitment and selection, a group of highly-educated, passionate and enthusiastic talents were promoted to the key management positions, and the age and knowledge structure of the management teams at all levels were further optimised.

Secondly, we strengthened our professional technician teams. Taking into consideration the Company’s demand for talents, we formulated a series of measures for staff improvement. Pursuant to our business needs, we actively promoted to build teams with professional technicians specialised in Information Technology (“IT”) and Internet Protocol (“IP”), etc. We evaluated and selected talents in relevant professions according to the principle of being recognised by the market, by industry and by enterprises, and meanwhile initiated the assessment method of “professionals select professionals”.

Thirdly, we actively motivated the enthusiasm and creativity of all our employees by adhering to the people-oriented principle. We put emphasis on career development of employees and built a development platform to create value for both the Company and employees. We cared for our frontline employees and helped solve their practical difficulties. We also enhanced accountability management regarding workplace safety. By doing so, we ensured safety, harmony and stability in the Company.

Employees Distribution

As at the end of 2010, the Group had 312,322 employees in total. The employees distribution was as follows:

	Number of employees	Percentage

Management, Finance and Administration	49,124	15.7%
Sales and Marketing	161,569	51.8%
Operation and Maintenance	99,704	31.9%
Research and Development	1,925	0.6%

Total	312,322	100%

Corporate-Employee Relationship

Communication between Management and Employees

The Company has established and continuously optimised the communication mechanism. The management continued to reinforce communication with the employees through various methods and channels. The management regularly visited the frontline employees to get first-hand information and understand their views. Management communicated with employees through trainings, seminars and our online learning platforms, listening to them and providing timely feedback. In addition, the Company hosted a series of “Face-to-Face Forum” to discuss the issues such as mobile Internet, differential development of the Company, attaining closer communications between the senior management and the employees. The management of provincial branches also established their effective dialogue mechanism and strengthened their communication with the employees by means of regular surveys on employee satisfaction. In 2010, the Company launched the activity of “Learning from Fred1”, encouraging the management at all levels to care more about the employees and make efforts to create a company culture of being passionate, learning-based, and developing talent, which allows employees to have a more meaningful and better life and work as well as to encourage “Fred” spirit within the Company and inspire employees to enjoy better work and life. Meanwhile, in accordance with the people-oriented principle, the Company has further promoted the mechanism for employees to make suggestions by improving relevant systems and smoothing the channels. Establishing “Mailbox of General Manager”, “Labour Union Chairman’s Mailbox” and “Online Petition Room” and by other direct or indirect means, the Company has widened the access to dialogues between the management and employees and guaranteed easier expression of request by employees. Moreover, the Company carried out employee surveys on the issues of their concern to understand their views and ensure their problems be reasonably solved or responded in time thus promoting harmonious and stable corporate-employee relations.

[1]

Fred is the leading character of the book The Fred Factor. Serving as a postman in the U.S., he devoted great passion to his ordinary work and finally made not only his work but also his own life extraordinary by providing customers with better services and creating more value with his persistent efforts.

Roles and Duties of Labour Unions

Insisting on the principle of “promoting both the corporate development and the employees’ growth” and the guideline of “focusing on main goals of the Company, serving the general interest, highlighting employee rights and enhancing participation”, the labour unions play an irreplaceable role in the Company’s strategic transformation and full services operation. For the promotion of full services development, the labour unions have coordinated with the Company to organise various activities with respect to job-skill contests, technical innovations and improvement proposals from employees, and awarded the employees for outstanding contributions to honour their value as well as motivate them to pursue better performance. For the promotion of employees’ growth, the labour unions organised on-the-job training, skill competitions and activities of building learning teams to create knowledge-sharing platforms to improve employees’ job skills and adaptability to the full services operation of the Company. In particular, the labour unions have organised activities for the employees to experience the new services and products and recommended some employees’ advanced operational methods for sales, maintenance and customer service to others in order to sharpen their job skills. The labour unions have also organised the employees to participate in the decision-making process of major employee-benefit issues of the Company, and the formulation of corporate rules and regulations through democratic management platforms such as the Employees’ Representative Congress with employee participation rate of over 80%. Meanwhile, the labour unions cared for the employees and made great efforts to improve their working conditions and living standards. By taking the responsibilities for helping employees in difficulties, the labour unions promoted the Company to establish and manage a supportive fund to help the employees in need of financial support, thus their most immediate difficulties and needs were effectively tackled.

Coordination and Communication between the Company and the Labour Unions

The Company has reinforced coordination and communication with the labour unions in 2010. In order to accomplish the strategic goal of full services operation, the Company’s Labour Emulation Committee has coordinated with the labour unions to carry out a series of “Fly High with e-Surfing” skill contests participated by tens of thousands of attendees. The Company has also coordinated with the labour unions to jointly decide on the agenda of the annual Employees’ Representative Congress meetings and the subjects of employee representatives’ inspections, so as to strengthen the frontline-employee democracy and supervision and to safeguard the legitimate rights and interests of the employees. The labour unions have assisted the company in implementing the Law on Employment Contracts, the Law on Mediation and Arbitration of Labour Disputes and other laws and regulations. In compliance with the “Administrative Measures for the Collective Contracts on the Basis of Equity and Consultation”, the labour unions conducted collective consultations with the Company to standardise the terms of employment contracts, improve the collective contracts effectiveness, perfect the system of Employees’ Representative Congress and intensify their participation in the Company’s employment management and corporate-employee relations coordination. Moreover, the labour unions and the Company have jointly set up a Labour Disputes Mediation Committee to enhance communication and coordination concerning labour disputes and the employee rights protection.

Caring for Employees

In relation to the welfare of the employees, based on its “people-oriented” corporate culture, the Company strived to improve the working conditions and living standards of frontline employees, and invested RMB400 million to build “small canteens, small bathrooms, small activity rooms, and small washrooms at the workplace” in 2010, successfully easing the concerns of the frontline employees, in particular those working in rural areas. By the end of 2010, 7,291 small canteens, 6,454 small bathrooms, 6,957 small activity rooms and 9,783 small washrooms had been built and another 480 projects such as the electronic classrooms had been completed, which has greatly improved the working conditions and living standards of general employees, enhanced the cohesion and solidarity of them and promoted the Company’s development, harmony and stability. In 2010, the Company increased its labour costs, tilting towards the technical talents in the area of mobile information technology and the frontline employees and effectively motivating their passion and productivity.

The Company cares for the employees in the disaster-hit areas. In 2010, frequent natural disasters were witnessed in China, which have caused serious impact on and losses to our employees. The representatives of the Company and the labour unions went to the disaster-hit areas to investigate the post-disaster situations of the employees and passed the Company’s regards to them. The Company put aside ad-hoc funds to relieve them from difficulties of living, and organised donations by all employees. Besides, the Company established a natural disaster relief fund for the employees suffering from major disasters and also arranged special leaves for them in other places. Two years after the Wenchuan earthquake, the representatives of the Company and the labour unions paid visits and brought regards to the employees in the quake-hit areas in Sichuan Province.

In times of New Year and Lunar New Year, as well as during critical production and operational periods, natural disasters and hot summer seasons, the Company and labour unions vigorously carry out “care delivery” activities by visiting and comforting employees in difficulty, employees at the frontline of production, outstanding employees and retired employees. Moreover, in order to provide assistance for employees in difficulty, 90% of our provincial branches have established special funds.

The Company organised various cultural and sports activities, including “e-Surfing Images” photography contest and “e-Surfing Vitality” aerobics competition, meeting the needs of employees for leisure. These activities have enhanced our staff morale and quality, in a way supporting corporate development.

Strengthening Human Capital

The Company made great efforts in building talent pipeline and attached great importance to the investment in leadership building, professional training and employee skills enrichment. In particular, the Company actively established six major professional teams in the areas of mobile service, informatisation, sales and marketing, etc., which effectively supported its full services operation and continuously optimise its human resources structure.

Developing Leadership Skills

A Leadership Development and Research Center was established in 2010, supporting the building of competency model for senior management as well as an assessment platform for evaluating the competencies and capability of the Company’s senior managers from multiple perspectives and providing important references for the recruitment and grooming of the management team. In light of the new leadership skills required for the Company’s strategic transformation and mobile Internet era, the Company stepped up the training for mid-to-high level managers. The Company successively organised six training sessions in 2010 for senior management of provincial branches and local branches with the attendance aggregating 491 employees. As for the leadership development for frontline managers, the Company continued to optimise its system of leadership training programme and teaching resources and organise “train the trainer” programme and demonstration sessions of performance management.

Cultivating Professional Talents

In 2010, we held a series of trainings and technical certification programmes to address various needs and features of the talents specialised in different technical fields, effectively improving their technical capacities and skills. As for the development of training resources, the Company established curriculum for various technical fields, developed courses including Experiences and Patterns of Mobile Service Development and Innovative Marketing, and conducted training for lecturers of such courses in 2010. In the mean time, the Company fully leveraged its Online College for distance training, seminars and knowledge sharing, creating an effective platform to enhance the Company’s professional capacities.

Enhancing Employees’ Skills

In 2010, the Company endeavoured to strengthen the selling and maintenance skills for its frontline employees. Focusing on the key areas such as customer experience-based marketing initiatives for 3G mobile Internet services and installation and maintenance of optical access equipment, the Company successively organised a series of post-specific skill trainings and certification for telephone operators, frontline sales, wireless network optimisation staff, account managers for government and enterprises customers, “Best Tone” customer service representatives, and network operation and maintenance staff, which has comprehensively improved their skills. In 2010, over 76,000 employees participated in the certification examinations and related trainings. As at the end of 2010, the Company had around 500 senior technical experts, over 4,000 technical experts, nearly 30,000 technicians and highly skilled talents constituted over 20 percent of our staff, out of which 11 people were successively awarded the title of “National Technical Master of China”, 57 people honoured as “Technical Master of China’s State-owned Enterprises”, and 62 people awarded the title of “Technical Master of China Telecom”.

In 2010, China Telecom College initiated “Getting Your Wings”, a study program providing trainings to the employees via online live broadcasting. More than 300,000 employees attended the program and their business skills have been effectively enhanced. This program was awarded the “Best Practice in 2010” by the American Society for Training and Development.

Remuneration and Performance Management

In accordance with the corporate principle of “support for enterprise development and service for employees”, the Company has established a mechanism that the growth of personnel cost/total amount of salaries is correlated with corporate earnings’ growth for branches, and has continuously improved it in practice. The Company implemented a strict performance management system and applies KPI-based performance appraisal mechanisms to its employees. Overall performance targets have been segmented to all levels of the Company to ensure each employee has his own specific performance targets. The results of the performance appraisal are effectively applied to various aspects including adjustment in job post-based salaries, performance salaries, promotions, training, secondment and transfers. The integration of the performance appraisal with operating performance and capacity improvement program serves as an effective way to enhance the capacity and performance of employees. According to the corporate principle of “objective, fair, democratic, open, and performance-oriented”, the Company carried out open recruitment and competitions for job vacancies, and built up job post-centered management with flexible promotions and degradations and flexible recruitment and dismissal for the scientific and rational allocation of human resources.

Protecting Employee Welfare

The Company strictly abides by the laws and regulations such as “Employment Law of the People’s Republic of China” and the “Law of the People’s Republic of China on Employment Contracts” to discipline its employment practice. The Company offers equality of remuneration and work, implements regulations to protect female employees’ rights and interests with no gender discrimination and does not employ child labour or forced labour. Aiming at supporting the Company’s full services operation, the female employee organisations of all provincial branches actively launched the campaigns, namely “Contributions by Female Employees” and “Competency Improvement Project”, so as to build platforms for the female employees to play their roles and show their intelligence.

Corporate Social Responsibility Report

As a major national telecommunications operator responsible for developing the informatisation infrastructure and providing modern information services in China, China Telecom has always adhered to its core philosophy of “all-rounded innovation, in pursuit of truth and pragmatism, people-oriented, and creation of shared values”, as well as the principle of scientific development in light of the ever-changing operational environment. While maintaining its stable operation and healthy growth, the Company assumed social responsibility, serviced its clients, cared for its employees and rewards to its shareholders. The Company has integrated its corporate social responsibility into the provision of products and services and associated its development with the economic, social and environmental development, aiming to promote the harmony and advancement of the whole society.

Caring for Society and Customers

Lawful operation with integrity

Guided by relevant national laws and regulations, the Company has always been a model corporate in complying with the laws and regulations, social ethics, business ethics and industry rules. We have established an all-rounded and seamless compliance system featuring industry regulatory compliance, internal audit and internal control, comprehensive risk management, anti-corruption as well as legal education, and created a lasting, effective and standard communication mechanism to receive and respond to the public opinions through multiple channels.

Implementing “Village-to-Village” Projects

It is a shared responsibility to all telecommunications operators to bridge digital divide and guarantee the rights to fundamental telecommunications for all citizens. Nowadays, certain people living in Western China and remote rural areas still have no access to telephone and Internet services, thus being denied from modern information civilisation. With this in mind, China Telecom has dedicated itself to serving agriculture, rural areas and the farmers, narrowing the digital divide between urban and rural areas and actively implementing the “Village-to-Village” projects. As at the end of 2010, the Company has accomplished the construction of telecommunications infrastructures in 22,000 administrative villages and 35,000 natural villages, laying a solid foundation for the informatisation of rural areas in China.

Contributing to Community Well-being

While accelerating its development and promoting the informatisation applications, China Telecom has, with a keen sense of responsibility, proactively advocated the idea of being an excellent corporate citizen and performed its duties by actively taking part in community development, alleviation of poverty and other welfare projects in the fields of science, education, culture and health.

The Company has made added efforts in building barrier-free facilities and setting up dedicated service desks and barrier-free paths for the disabled at its major operational places in China. Moreover, the Company utilised its advantages as an integrated information service provider to develop new communications and information products as well as customised communication services for the disabled.

China Telecom has provided extensive support to poverty areas and served as their partner. Formulating the Administrative Measures for Poverty Relief and Assistance to Tibet as well as the 2008-2010 Rolling Plans for Poverty Relief, China Telecom has progressively systemised its management and improved the effectiveness and efficiency of poverty relief. For example, China Telecom provided support to Banbar County, Qamdo of Tibet Autonomous Region and assisted Yanyuan County and Muli County of Liangshan Yi Autonomous Prefecture of Sichuan Province in their poverty alleviation efforts by building e-government websites, education websites and cultural activity centres. These efforts have effectively improved the local communications and other public infrastructures and contributed to the promotion of living standards of people in poverty areas.

Supporting Major Public Events

During the Expo 2010 Shanghai China, China Telecom and China Mobile jointly built the Information and Communications Pavilion with a theme of “Information and Communications – Extending City Dreams”, which received nearly 3 million visitors and was recently awarded the “Best Presentation” and “Best Use of Technology” by EXHIBITOR, a reputable international exhibition magazine, as well as the “Most Popular Pavilion” by the visitors.

As the Prestige Partner of the Guangzhou 2010 Asian Games providing integrated information services, China Telecom provided full-service, 24-hour and all-around support to the “Digital Asian Games” riding on its telecommunications network, cutting-edge integrated communication applications and quality information services. The Company has leveraged its network advantages to contribute to the Asian Games, integrated its service innovation with benefits to people’s livelihood and concerted its strategic transformation and development in fulfilment of social responsibilities. By securing smooth telecommunications and boosting the excellence of the 2010 Asian Games, the Company has closely combined its sustainable growth with the social well-being and development of China.

Promoting Healthy Information

As the emerging media, Internet and mobile phones have become important carriers for disseminating advanced culture. China Telecom has promoted the “green” and healthy values on the Internet and mobile phones, guarding against the online spread of unhealthy content while strongly promoting those facilitate the healthy and orderly development of society. By means of newspaper over mobile phone, the Company propagates positive and healthy communication culture and mainstream values. Cooperating with Xinhua News Agency, China News Service and other authoritative media, we published a series of feature reports including the Special Issue for NPC and CPPCC, Special Issue for Disaster Relief in Zhouqu Landslide-hit Areas, and World Expo Weekly and Special Issue for 2010 Asian Games. In addition, the Company also emphasised the promotion of traditional culture and public welfare undertakings by promoting the traditional holidays such as Tomb-sweeping Day, Dragon Boat Festival, Mid-Autumn Day and Chinese Lunar New Year, as well as the public welfare campaigns such as Earth Hour and World No-Tobacco Day.

Guaranteeing Emergency Communications

Over the years, China Telecom is dedicated to securing smooth national communications as a top priority. Facing various natural disasters such as snowstorms, earthquakes, floods and landslides, China Telecom has fully leveraged its strengths in emergency communications deployment and robust network capabilities to conduct repairs, rescues and communications services restoration, minimizing the damages and offering the earliest communications support for the nation and the public.

Merely ten minutes after the 7.1-scale earthquake struck Yushu County, Qinghai Province on 14 April 2010, the Company immediately initiated its network-wide emergency response plan and dispatched its first emergency repair team to the disaster area with more recovery squads sent out afterwards. Despite the frequent aftershocks and bad weathers, our employees risked their lives to overcome various difficulties and achieved outstanding performances, successfully honouring the mission and responsibility as a major operator of information in China.

Caring for Employees

China Telecom dedicated itself to building a sound, scientific and effective employee rights protection mechanism, and proactively launched various activities for the creation of enterprise with harmonious labour relations and promoted a new and orderly socialist corporate-employee relationship that is fair and reasonable, mutually beneficial and win-win, harmonious and stable. To this end, China Telecom focused on coordinating the labour relationship and encouraged labour unions at all levels to establish for their employee the rights protection mechanism.

China Telecom firmly complies with the laws and regulations including the “Law on Workplace Safety”, “Employment Law” and “Fire Prevention Law” and relevant policies and stipulations of the government, carries out in-depth workplace safety publicity, education and training and continuously increases its employees’ awareness and consciousness of workplace safety. While fully implementing its accountability system, the Company has established and perfected its management units, system and standardisation to guarantee workplace safety.

China Telecom attached importance to the work-life balance of its employees. We took the initiative for the employees to develop various information-rich, inspiring and entertaining leisure activities which are popular and widely participated with an aim to promote the healthy spiritual and cultural consumption and lifestyle and alleviate work pressure, which has further enhanced the cohesion of the Company.

Focusing on Environment Protection

We attach great importance to the maintenance of a healthy living environment and consistently integrate the ideas and measures of environment protection in the course of communications infrastructure building. Based on the requirements of Urgent notice on enhancing co-building and sharing of telecom infrastructure and Suggestions on implementation of enhancing co-building and sharing of telecom infrastructure in 2010 as stipulated by the Ministry of Industry and Information Technology, China Telecom has actively implemented the requirements to promote the co-building and sharing. During the decision making process of telecommunications equipment procurement, we have carefully selected noiseless, electromagnetic radiation-free and non pollutant-deriving optical fibres, optical cables and transmission system equipment. In the field surveys for communications routes, we have purposely avoided such geographical areas as mineral resources, forests, grasslands, wild lives protection zones, natural relics, cultural relics, natural protection areas and scenic spots. Moreover, we usually adopted the directional drilling technology when laying optical cables, which enable the optical cables pass through below the barriers without changing the surrounding environment.

In order to boost energy saving and emission reduction in a systematic way and become an environment-friendly telecom operator, China Telecom implemented the plans of “Operation, Procurement and Products with Environment Awareness”. As for “green” operation, we rolled out a specific plan on energy saving and emission reduction, improved our system, set a series of standards for energy consumption, and promoted the use of energy saving technology. In respect of ecological procurement, we believe energy saving and emission reduction can only be achieved through cooperation of all the parties of the industry value chain. We have therefore set out detailed standards for energy-saving equipment, built a laboratory for testing and gave high priority to the specifications of energy saving and emission reduction when evaluating procurement tenders. With respect to ecological product on one hand, China Telecom made its contributions to emission reduction and advocated low-carbon consumption lifestyle by providing its own products via electronic means. On the other hand, as a communications operator, the Company also drove energy savings in other industries by offering ICT solutions to enterprise customers.

Being saving-oriented, China Telecom endeavours to conserve energy consumption and reduce emissions and established a special purpose fund in 2010 for the effective implementation of targeted technical restructuring of, among others, the equipment rooms, power supply and air conditioning. In order to reduce its costs and improve its capital efficiency, China Telecom has streamlined the administrative costs, marketing, maintenance, personnel as well as capital investment. Energy-saving lighting devices have been widely used in the offices and the temperature in telecom equipment rooms and the offices has been properly adjusted. China Telecom also calls on saving of paper and water and develops educational campaigns of “Environmentally Friendly Operation and Low-Carbon Living”, which has cultivated a saving-oriented corporate culture throughout the Group.

Looking forward, China Telecom will continue to function as a large-scale integrated information service provider undertaking important responsibilities in the development of the economy and society which features the deepened strategic adjustment of economic structure and the continuous acceleration of economic informatisation. The Company will support the sustainable development of the economy and society by virtue of its strategic transformation, driving extensive win-win cooperation as well as value chain collaboration and extension. We will consistently expand the fields for cooperation, improve the operational performance of the industry and create as well as maintain a healthy and harmonious eco-system, so as to facilitate the sustainable and healthy development of the industry and seek better returns for shareholders. With these, we will achieve the goal in serving the economy and social development, sincerely offer returns to society and contribute to the building of a more harmonious society.

Report of the Independent International Auditor

To the Shareholders of

China Telecom Corporation Limited

(Incorporated in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Telecom Corporation Limited (“the Company”) and its subsidiaries (together “the Group”) set out on pages 90 to 146, which comprise the consolidated and company statements of financial position as at 31 December 2010, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2010 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

22 March 2011

Consolidated Statement of Financial Position

at 31 December 2010 (Amounts in millions)

	Note	2010 RMB	2009 RMB

ASSETS

Non-current assets
Property, plant and equipment, net	3	275,248	286,328
Construction in progress	4	14,445	11,567
Lease prepayments		5,377	5,517
Goodwill	5	29,920	29,922
Intangible assets	6	9,968	12,311
Interests in associates	8	1,123	997
Investments	9	854	722
Deferred tax assets	10	10,779	12,898
Other assets	18	4,396	5,322

Total non-current assets		352,110	365,584

Current assets
Inventories	11	3,170	2,628
Income tax recoverable		1,882	1,714
Accounts receivable, net	12	17,328	17,438
Prepayments and other current assets	13	5,073	3,910
Time deposits with original maturity over three months		1,968	442
Cash and cash equivalents	14	25,824	34,804

Total current assets		55,245	60,936

Total assets		407,355	426,520

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	15	20,675	51,650
Current portion of long-term debt	15	10,352	1,487
Accounts payable	16	40,039	34,321
Accrued expenses and other payables	17	52,885	52,193
Income tax payables		327	395
Current portion of finance lease obligations		—	18
Current portion of deferred revenues	18	2,645	3,417

Total current liabilities		126,923	143,481

Net current liabilities		(71,678)	(82,545)

Total assets less current liabilities		280,432	283,039

Non-current liabilities
Long-term debt	15	42,549	52,768
Deferred revenues	18	3,558	5,045
Deferred tax liabilities	10	2,361	2,613

Total non-current liabilities		48,468	60,426

Total liabilities		175,391	203,907

	Note	2010 RMB	2009 RMB

Equity
Share capital	19	80,932	80,932
Reserves	20	150,536	140,800

Total equity attributable to equity holders of the Company		231,468	221,732

Non-controlling interests		496	881

Total equity		231,964	222,613

Total liabilities and equity		407,355	426,520

Approved and authorised for issue by the Board of Directors on 22 March 2011.

Wang Xiaochu	Shang Bing	Wu Andi
Chairman And Chief Executive Officer	Executive Director, President and Chief Operating Officer	Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 98 to 146 form part of these financial statements.

Statement of Financial Position

at 31 December 2010 (Amounts in millions)

	Note	2010 RMB	2009 RMB

ASSETS

Non-current assets
Property, plant and equipment, net	3	273,845	283,628
Construction in progress	4	14,243	11,475
Lease prepayments		5,373	5,513
Goodwill	5	29,877	29,877
Intangible assets	6	9,852	12,201
Investments in subsidiaries	7	5,272	8,555
Interests in associates	8	777	736
Investments	9	849	148
Deferred tax assets	10	10,679	12,815
Other assets	18	4,367	5,272

Total non-current assets		355,134	370,220

Current assets
Inventories	11	2,000	1,739
Income tax recoverable		1,878	1,711
Accounts receivable, net	12	15,923	16,230
Prepayments and other current assets	13	4,720	3,805
Time deposits with original maturity over three months		373	135
Cash and cash equivalents	14	19,939	27,526

Total current assets		44,833	51,146

Total assets		399,967	421,366

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	15	20,675	51,650
Current portion of long-term debt	15	10,352	1,487
Accounts payable	16	37,620	32,183
Accrued expenses and other payables	17	51,225	52,713
Income tax payables		198	215
Current portion of finance lease obligations		—	18
Current portion of deferred revenues	18	2,645	3,412

Total current liabilities		122,715	141,678

Net current liabilities		(77,882)	(90,532)

Total assets less current liabilities		277,252	279,688

Non-current liabilities
Long-term debt	15	42,549	52,768
Deferred revenues	18	3,558	5,045
Deferred tax liabilities	10	2,262	2,501

Total non-current liabilities		48,369	60,314

Total liabilities		171,084	201,992

The notes on pages 98 to 146 form part of these financial statements.

	Note	2010 RMB	2009 RMB

Equity
Share capital	19	80,932	80,932
Reserves	20	147,951	138,442

Total equity		228,883	219,374

Total liabilities and equity		399,967	421,366

Approved and authorised for issue by the Board of Directors on 22 March 2011.

Wang Xiaochu	Shang Bing	Wu Andi
Chairman and Chief Executive Officer	Executive Director, President and Chief Operating Officer	Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 98 to 146 form part of these financial statements.

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2010 (Amounts in millions, except per share data)

	Note	2010 RMB	2009 RMB

Operating revenues	21	219,864	209,370

Operating expenses
Depreciation and amortisation		(51,656)	(52,243)
Network operations and support		(47,288)	(42,903)
Selling, general and administrative		(42,130)	(40,507)
Personnel expenses	22	(35,529)	(32,857)
Other operating expenses	23	(19,106)	(17,449)
Impairment loss on property, plant and equipment	3	(139)	(753)

Total operating expenses	24	(195,848)	(186,712)

Operating profit		24,016	22,658

Net finance costs	25	(3,600)	(4,375)

Investment income		361	791

Share of profits of associates		131	101

Profit before taxation		20,908	19,175

Income tax	26	(5,031)	(4,549)

Profit for the year		15,877	14,626

Other comprehensive income for the year:
Change in fair value of available-for-sale equity securities		132	538
Deferred tax on change in fair value of available-for-sale equity securities		(48)	(120)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		(48)	(2)
Share of other comprehensive income from associates		(25)	—

Other comprehensive income for the year, net of tax		11	416

Total comprehensive income for the year		15,888	15,042

Profit attributable to:
Equity holders of the Company		15,759	14,422
Non-controlling interests		118	204

Profit for the year		15,877	14,626

Total comprehensive income attributable to:
Equity holders of the Company		15,770	14,763
Non-controlling interests		118	279

Total comprehensive income for the year		15,888	15,042

Basic earnings per share	31	0.19	0.18

Weighted average number of shares (in millions)	31	80,932	80,932

The notes on pages 98 to 146 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2010 (Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Re valuation reserve RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB

Balance as at 1 January 2009		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548
Profit for the year		—	—	—	—	—	—	—	14,422	14,422	204	14,626
Other comprehensive income		—	—	—	—	—	343	(2)	—	341	75	416

Total comprehensive income		—	—	—	—	—	343	(2)	14,422	14,763	279	15,042

Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	125	—	(125)	—	—	—
Revaluation surplus realised		—	—	—	(547)	—	—	—	547	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(147)	—	147	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(867)	(867)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(43)	(43)
Dividends	30	—	—	—	—	—	—	—	(6,067)	(6,067)	—	(6,067)
Appropriations	20	—	—	—	—	4,521	—	—	(4,521)	—	—	—

Balance as at 31 December 2009		80,932	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	221,732	881	222,613

Profit for the year		—	—	—	—	—	—	—	15,759	15,759	118	15,877
Other comprehensive income		—	—	—	—	—	59	(48)	—	11	—	11

Total comprehensive income		—	—	—	—	—	59	(48)	15,759	15,770	118	15,888

Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	118	—	(118)	—	—	—
Revaluation surplus realised		—	—	—	(524)	—	—	—	524	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(168)	—	168	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(110)	(110)
Acquisition of non-controlling interests		—	—	—	—	—	(3)	—	—	(3)	(41)	(44)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(352)	(352)
Dividends	30	—	—	—	—	—	—	—	(6,031)	(6,031)	—	(6,031)
Appropriations	20	—	—	—	—	2,028	—	—	(2,028)	—	—	—

Balance as at 31 December 2010		80,932	(2,804)	10,746	10,339	62,634	2,913	(715)	67,423	231,468	496	231,964

The notes on pages 98 to 146 form part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2010 (Amounts in millions)

	Note		2010 RMB	2009 RMB
Net cash from operating activities	(a	)	75,571	74,988

Cash flows from/(used in) investing activities
Capital expenditure			(41,597)	(40,311)
Purchase of investments			(41)	(23)
Lease prepayments			(111)	(94)
Proceeds from disposal of property, plant and equipment			2,738	393
Proceeds from disposal of lease prepayments			176	380
Proceeds from disposal of investments			1	735
Purchase of time deposits with maturity over three months			(1,968)	(442)
Maturity of time deposits with maturity over three months			442	397
Payment of purchase price for the acquisition of CDMA business, net of cash acquired			(5,374)	(4,290)

Net cash used in investing activities			(45,734)	(43,255)

Cash flows from/(used in) financing activities
Principal element of finance lease payments			(18)	(22)
Proceeds from bank and other loans			53,518	88,958
Proceeds from issuance of medium-term notes			—	29,906
Repayments of bank and other loans			(86,001)	(111,084)
Repayment of short-term commercial papers			—	(10,000)
Repayment of amount due to China Telecommunications Corporation in connection with the Second Acquisition	1		—	(15,150)
Payment of dividends			(5,608)	(6,493)
Distribution to China Telecommunications Corporation in connection with the Fourth Acquisition			(535)	—
Payment for acquisition of non-controlling interests			(27)	—
Net cash distributions to non-controlling interests			(100)	(908)

Net cash used in financing activities			(38,771)	(24,793)

Net (decrease)/increase in cash and cash equivalents			(8,934)	6,940
Cash and cash equivalents at 1 January			34,804	27,866
Effect of changes in foreign exchange rate			(46)	(2)

Cash and cash equivalents at 31 December			25,824	34,804

The notes on pages 98 to 146 form part of these financial statements.

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2010 RMB	2009 RMB

Profit before taxation	20,908	19,175

Adjustments for:
Depreciation and amortisation	51,656	52,243
Impairment loss on property, plant and equipment	139	753
Impairment losses for doubtful debts	1,593	1,791
Write down of inventory	87	108
Investment income	(361)	(791)
Share of profits of associates	(131)	(101)
Interest income	(287)	(282)
Interest expense	3,795	4,724
Unrealised foreign exchange loss/(gain)	92	(67)
(Gain)/loss on retirement and disposal of property, plant and equipment	(435)	1,352

Operating profit before changes in working capital	77,056	78,905
Increase in accounts receivable	(1,475)	(1,906)
Increase in inventories	(629)	(175)
Increase in prepayments and other current assets	(1,203)	(78)
Decrease in other assets	928	1,290
Increase in accounts payable	4,120	2,178
Increase in accrued expenses and other payables	6,003	7,105
Decrease in deferred revenues	(2,259)	(2,982)

Cash generated from operations	82,541	84,337
Interest received	292	271
Interest paid	(3,824)	(5,053)
Investment income received	10	58
Income tax paid	(3,448)	(4,625)

Net cash from operating activities	75,571	74,988

The notes on pages 98 to 146 form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2010

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region, Xinjiang Uygur Autonomous Region and Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile communication business in October 2008, the Group also provides nation-wide mobile telecommunications and related services in the mainland of the PRC and the Macau Special Administrative Region of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland PRC are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

Organisation

As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”).

On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”).

On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”).

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

Organisation (continued)

On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”).

As at 31 December 2009, the purchase price of the above acquisitions was fully settled.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group and the Fourth Acquired Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group is under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Group have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of these entities are accounted for as an equity transaction in the consolidated statement of changes in equity.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(m)). The accounting policies described below have been consistently applied by the Group.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Basis of preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 38.

The IASB has issued a number of new and revised IFRS and Interpretations that are effective for accounting periods beginning on or after 1 January 2010. The Group has adopted these new and revised IFRS in the preparation of the Group’s financial statements for the year ended 31 December 2010, but has not applied any new and revised IFRS that is not yet effective for the current accounting period (Note 39). The adoption of Amendments to IAS 27 “Consolidated and separate financial statements” has resulted in a change in the presentation of the financial statements. The term “minority interest” has been changed to “non-controlling interest” in these financial statements.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests (“previously known as “minority interests”) and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measure the non-controlling interests at fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of consolidation (continued)

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

All significant intercompany balances and transactions and any unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c)	Translation of foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland PRC is RMB. The functional currency of CT (HK), CT Americas, China Telecom (Macau) Company Limited (“CT Macau”) and China Telecom (Singapore) Pte. Limited (“CT Singapore”) is Hong Kong dollars (HK$), US dollars (US$), Macau Pataca (MOP) and Singapore dollars (S$) respectively. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.

When preparing the Group’s consolidated financial statements, the results of operations of CT (HK), CT Americas, CT Macau and CT Singapore are translated into Renminbi at average rate prevailing during the year. Statement of financial position items of CT (HK), CT Americas, CT Macau and CT Singapore are translated into Renminbi at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(o)) unless the effect of discounting would be immaterial, in which case they are stated at cost.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is recognised in other comprehensive income and accumulated in equity in the revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the profit or loss. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every five years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2010, the carrying amount of assets held under finance leases was RMB64 million (2009: RMB80 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit or loss on the date of disposal. On retirement or disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(o)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business acquisition (Note 6).

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(o)). Amortisation of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

The customer relationships acquired in the CDMA acquisition are recorded at the acquisition-date fair value and amortised on a straight-line basis over the expected customer relationship of five years.

(l)	Investments in subsidiaries

In the Company’s stand-alone statement of financial position, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).

(m)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in the profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(o)).

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(o)	Impairment

(i)	Impairment of investments in equity securities and trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss. Impairment losses for trade and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. For the years presented, no reversal of impairment loss was recognised in profit or loss. An impairment loss in respect of goodwill is not reversed.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, DLD and ILD usage are recognised as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

(iii)	Monthly service fees are recognised in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenue derived from value-added services are recognised when the services are provided to customers.

(vi)	Revenue from the provision of Internet and managed data services are recognised when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognised over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognised when the services are provided to customers.

(x)	Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(q)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB23,363 million for the year ended 31 December 2010 (2009: RMB22,360 million).

(r)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(s)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2010, research and development expense was RMB540 million (2009: RMB545 million).

(t)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognised in profit or loss as incurred. Further information is set out in Note 36.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 37.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.

(v)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(w)	Provisions and contingent liabilities

A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(x)	Income tax

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, in which case the relevant amounts of tax are recognised in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(y)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(z)	Segmental reporting

An operating segment is a component of an entity in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in an integrated telecommunication business. The location of the Group’s assets and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial.

3.	PROPERTY, PLANT AND EQUIPMENT, NET

The Group:

	Buildings and improvements RMB millions	Telecom- Munications Network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2009	85,264	605,183	21,589	712,036
Additions	185	852	745	1,782
Transferred from construction in progress	2,013	33,596	1,277	36,886
Disposals	(293)	(17,535)	(1,330)	(19,158)
Reclassification	9	42	(51)	—

Balance at 31 December 2009	87,178	622,138	22,230	731,546

Additions	186	1,055	722	1,963
Transferred from construction in progress	2,560	33,427	1,420	37,407
Disposals	(553)	(18,091)	(1,458)	(20,102)
Reclassification	(46)	(47)	93	—

Balance at 31 December 2010	89,325	638,482	23,007	750,814

Accumulated depreciation and impairment:
Balance at 1 January 2009	(23,513)	(375,933)	(13,431)	(412,877)
Depreciation charge for the year	(3,643)	(42,889)	(2,165)	(48,697)
Provision for impairment	—	(753)	—	(753)
Written back on disposal	239	15,605	1,265	17,109
Reclassification	3	(21)	18	—

Balance at 31 December 2009	(26,914)	(403,991)	(14,313)	(445,218)

Depreciation charge for the year	(3,776)	(42,011)	(2,152)	(47,939)
Provision for impairment	(3)	(135)	(1)	(139)
Written back on disposal	415	15,923	1,392	17,730
Reclassification	42	50	(92)	—

Balance at 31 December 2010	(30,236)	(430,164)	(15,166)	(475,566)

Net book value at 31 December 2010	59,089	208,318	7,841	275,248

Net book value at 31 December 2009	60,264	218,147	7,917	286,328

3.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The Company:

	Buildings and improvements RMB millions	Telecom- Munications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2009	84,348	599,745	20,866	704,959
Additions	172	771	688	1,631
Transferred from construction in progress	1,967	33,474	1,201	36,642
Disposals	(233)	(15,950)	(1,284)	(17,467)
Reclassification	27	32	(59)	—

Balance at 31 December 2009	86,281	618,072	21,412	725,765

Additions	659	1,936	693	3,288
Transferred from construction in progress	2,518	33,335	1,387	37,240
Disposals	(488)	(16,596)	(1,165)	(18,249)
Reclassification	(2)	24	(22)	—

Balance at 31 December 2010	88,968	636,771	22,305	748,044

Accumulated depreciation and impairment:
Balance at 1 January 2009	(23,140)	(372,567)	(13,051)	(408,758)
Depreciation charge for the year	(3,584)	(42,564)	(2,072)	(48,220)
Provision for impairment	—	(753)	—	(753)
Written back on disposal	190	14,179	1,225	15,594
Reclassification	(1)	(18)	19	—

Balance at 31 December 2009	(26,535)	(401,723)	(13,879)	(442,137)

Depreciation charge for the year	(3,707)	(41,686)	(2,029)	(47,422)
Provision for impairment	(3)	(135)	(1)	(139)
Written back on disposal	103	14,287	1,109	15,499
Reclassification	(2)	—	2	—

Balance at 31 December 2010	(30,144)	(429,257)	(14,798)	(474,199)

Net book value at 31 December 2010	58,824	207,514	7,507	273,845

Net book value at 31 December 2009	59,746	216,349	7,533	283,628

4.	CONSTRUCTION IN PROGRESS

	The Group RMB millions	The Company RMB millions

Balance at 1 January 2009	13,615	13,525
Additions	36,220	35,961
Transferred to property, plant and equipment	(36,886)	(36,642)
Transferred to intangible assets	(1,382)	(1,369)

Balance at 31 December 2009	11,567	11,475
Additions	41,386	41,102
Transferred to property, plant and equipment	(37,407)	(37,240)
Transferred to intangible assets	(1,101)	(1,094)

Balance at 31 December 2010	14,445	14,243

5.	GOODWILL

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Cost:
Goodwill arising from acquisition of CDMA business	29,920	29,922	29,877	29,877

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited (currently known as China Unicom (Hong Kong) Limited) and China Unicom Corporation Limited (currently known as China United Network Communications Corporation Limited) (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunication business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunication business. The recoverable amount of the Group’s telecommunication business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 11.2%. Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

6.	INTANGIBLE ASSETS

The Group:

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions

Cost:
Balance at 1 January 2009	6,158	11,238	17,396
Additions	111	—	111
Transferred from construction in progress	1,382	—	1,382
Disposals	(64)	—	(64)

Balance at 31 December 2009	7,587	11,238	18,825

Additions	119	—	119
Transferred from construction in progress	1,101	—	1,101
Disposals	(182)	—	(182)

Balance at 31 December 2010	8,625	11,238	19,863

Accumulated amortisation:
Balance at 1 January 2009	(2,599)	(562)	(3,161)
Amortisation charge for the year	(1,162)	(2,248)	(3,410)
Provision for impairment	(3)	—	(3)
Written back on disposal	60	—	60

Balance at 31 December 2009	(3,704)	(2,810)	(6,514)

Amortisation charge for the year	(1,303)	(2,248)	(3,551)
Provision for impairment	(1)	—	(1)
Written back on disposal	171	—	171

Balance at 31 December 2010	(4,837)	(5,058)	(9,895)

Net book value at 31 December 2010	3,788	6,180	9,968

Net book value at 31 December 2009	3,883	8,428	12,311

6.	INTANGIBLE ASSETS (continued)

The Company:

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions

Cost:
Balance at 1 January 2009	5,941	11,238	17,179
Additions	70	—	70
Transferred from construction in progress	1,369	—	1,369
Disposals	(60)	—	(60)

Balance at 31 December 2009	7,320	11,238	18,558

Additions	82	—	82
Transferred from construction in progress	1,094	—	1,094
Disposals	(148)	—	(148)

Balance at 31 December 2010	8,348	11,238	19,586

Accumulated amortisation:
Balance at 1 January 2009	(2,470)	(562)	(3,032)
Amortisation charge for the year	(1,131)	(2,248)	(3,379)
Provision for impairment	(3)	—	(3)
Written back on disposal	57	—	57

Balance at 31 December 2009	(3,547)	(2,810)	(6,357)

Amortisation charge for the year	(1,266)	(2,248)	(3,514)
Provision for impairment	(1)	—	(1)
Written back on disposal	138	—	138

Balance at 31 December 2010	(4,676)	(5,058)	(9,734)

Net book value at 31 December 2010	3,672	6,180	9,852

Net book value at 31 December 2009	3,773	8,428	12,201

7.	INVESTMENTS IN SUBSIDIARIES

	The Company
	2010 RMB millions	2009 RMB millions

Unquoted investments, at cost	5,272	8,555

6..	INVESTMENTS IN SUBSIDIARIES (continued)

Details of the Company’s principal subsidiaries at 31 December 2010 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)		Principal activity

China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC		392	Provision of system integration and consulting services

China Telecom (Hong Kong) International Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$	10,000	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$	43 million	Provision of telecommunication services

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP	60 million	Provision of telecommunication services

Tianyi Telecom Terminals Company Limited	Limited Company	1 July 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$	1	Provision of international value-added network services

Besttone E-Commerce Co., Ltd.	Limited Company	17 December 2010	PRC		100	Provision of e-commerce and booking services

All of the above subsidiaries are directly or indirectly wholly-owned by the Company.

8.	INTERESTS IN ASSOCIATES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Unlisted equity investments, at cost	385	344	777	736
Share of post-acquisition changes in net assets	738	653	—	—

	1,123	997	777	736

The Group’s and the Company’s interests in associates are accounted for under the equity method and the cost method respectively, and are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities

Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

9.	INVESTMENTS

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Available-for-sale equity securities	822	690	822	138
Other unlisted equity investments	32	32	27	10

	854	722	849	148

Unlisted equity investments mainly represent the Group’s and the Company’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

10.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and statement of financial position and the movements are as follows:

The Group:

	Assets		Liabilities		Net balance
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,047	931	—	—	1,047	931
Non-current
Property, plant and equipment	3,214	5,145	(1,520)	(1,748)	1,694	3,397
Deferred revenues and installation costs	1,093	1,229	(660)	(732)	433	497
Land use rights	5,425	5,593	—	—	5,425	5,593
Available-for-sale equity securities	—	—	(181)	(133)	(181)	(133)

Deferred tax assets/(liabilities)	10,779	12,898	(2,361)	(2,613)	8,418	10,285

Movements in temporary differences are as follows:

	Note		Balance at 1 January 2009 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts			726	205	931
Non-current
Property, plant and equipment			4,756	(1,359)	3,397
Deferred revenues and installation costs			603	(106)	497
Land use rights	(i	)	5,740	(147)	5,593
Available-for-sale equity securities			(13)	(120)	(133)

Net deferred tax assets			11,812	(1,527)	10,285

	Note		Balance at 1 January 2010 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2010 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts			931	116	1,047
Non-current
Property, plant and equipment			3,397	(1,703)	1,694
Deferred revenues and installation costs			497	(64)	433
Land use rights	(i	)	5,593	(168)	5,425
Available-for-sale equity securities			(133)	(48)	(181)

Net deferred tax assets			10,285	(1,867)	8,418

10.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

The Company:

	Assets		Liabilities		Net balance
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	997	895	—	—	997	895
Non-current
Property, plant and equipment	3,165	5,113	(1,512)	(1,742)	1,653	3,371
Deferred revenues and installation costs	1,093	1,229	(660)	(732)	433	497
Land use rights	5,424	5,578	—	—	5,424	5,578
Available-for-sale equity securities	—	—	(90)	(27)	(90)	(27)

Deferred tax assets/(liabilities)	10,679	12,815	(2,262)	(2,501)	8,417	10,314

Movements in temporary differences are as follows:

	Note		Balance at 1 January 2009 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts			695	200	895
Non-current
Property, plant and equipment			4,724	(1,353)	3,371
Deferred revenues and installation costs			587	(90)	497
Land use rights	(i	)	5,725	(147)	5,578
Available-for-sale equity securities			(13)	(14)	(27)

Net deferred tax assets			11,718	(1,404)	10,314

	Note		Balance at 1 January 2010 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2010 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts			895	102	997
Non-current
Property, plant and equipment			3,371	(1,718)	1,653
Deferred revenues and installation costs			497	(64)	433
Land use rights	(i	)	5,578	(154)	5,424
Available-for-sale equity securities			(27)	(63)	(90)
Available-for-sale equity securities			(27)	(63)	(90)

Net deferred tax assets			10,314	(1,897)	8,417

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income in previous years and accumulated in shareholders’ equity under the caption of other reserves.

11.	INVENTORIES

Inventories represent:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Materials and supplies	874	873	861	844
Goods for resale	2,296	1,755	1,139	895

	3,170	2,628	2,000	1,739

12.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

			The Group		The Company
	Note		2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Accounts receivable
Third parties			17,466	17,767	16,398	16,692
China Telecom Group	(i	)	1,182	917	565	552
Other state-controlled telecommunications operators in the PRC			704	827	692	820
Subsidiaries			—	—	223	160

			19,352	19,511	17,878	18,224

Less: Allowance for impairment of doubtful debts			(2,024)	(2,073)	(1,955)	(1,994)

			17,328	17,438	15,923	16,230

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarises the changes in allowance for impairment of doubtful debts:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

At beginning of year	2,073	2,118	1,994	2,022
Allowance for impairment of doubtful debts	1,567	1,787	1,553	1,780
Accounts receivable written off	(1,616)	(1,832)	(1,592)	(1,808)

At end of year	2,024	2,073	1,955	1,994

12.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current, within 1 month	10,769	10,895	10,665	10,807
1 to 3 months	2,049	2,067	2,033	1,992
4 to 12 months	1,384	1,514	1,374	1,507
More than 12 months	495	499	492	498

	14,697	14,975	14,564	14,804

Less: Allowance for impairment of doubtful debts	(1,831)	(1,920)	(1,822)	(1,911)

	12,866	13,055	12,742	12,893

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current, within 1 month	1,844	1,918	1,481	1,582
1 to 3 months	1,161	1,071	756	839
4 to 12 months	998	922	633	567
More than 12 months	652	625	444	432

	4,655	4,536	3,314	3,420

Less: Allowance for impairment of doubtful debts	(193)	(153)	(133)	(83)

	4,462	4,383	3,181	3,337

Ageing analysis of accounts receivable that are not impaired are as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Not past due	15,694	16,021	14,309	14,846

Less than 1 month past due	1,086	869	1,074	852
1 to 3 months past due	548	548	540	532

Amounts past due	1,634	1,417	1,614	1,384

	17,328	17,438	15,923	16,230

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

13.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Amounts due from China Telecom Group	1,044	935	996	892
Amounts due from subsidiaries	—	—	470	498
Amounts due from other state-controlled telecommunications operators in the PRC	232	240	232	240
Prepayments in connection with construction work and equipment purchases	716	745	443	543
Prepaid expenses and deposits	1,384	1,177	1,128	962
Other receivables	1,697	813	1,451	670

	5,073	3,910	4,720	3,805

14.	CASH AND CASH EQUIVALENTS

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Cash at bank and in hand	24,071	27,235	19,452	20,246
Time deposits with original maturity within three months	1,753	7,569	487	7,280

	25,824	34,804	19,939	27,526

15.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Loans from state-controlled banks – unsecured	11,578	11,138	11,578	11,138
Other loans – unsecured	80	245	80	245
Loans from China Telecom Group – unsecured	9,017	40,267	9,017	40,267

Total short-term debt	20,675	51,650	20,675	51,650

The weighted average interest rate of the Group’s and the Company’s total short-term debt as at 31 December 2010 was 4.3% (2009: 4.0%) and 4.3% (2009: 4.0%) respectively. As at 31 December 2010, the loans from state-controlled banks and other loans bear interest at rates ranging from 3.5% to 5.8% (2009: 2.0% to 7.5%) per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rates ranging from 3.9% (2009: 2.8% to 5.3%) per annum and are repayable within one year.

15.	SHORT-TERM AND LONG-TERM DEBT (continued)

Long-term debt comprises:

		The Group		The Company
	Interest rates and final maturity	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Bank loans – unsecured
Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	279	1,362	279	1,362

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	733	816	733	816

Japanese Yen denominated	Interest rates ranging from 1.49% to 2.37% per annum with maturities through 2012	1,447	1,609	1,447	1,609

Euro denominated	Interest rates ranging from 2.30% to 4.75% per annum with maturities through 2032	559	658	559	658

Other currencies denominated		36	40	36	40

		3,054	4,485	3,054	4,485

Other loans – unsecured
Renminbi denominated		1	1	1	1

Medium-term notes – unsecured (Note (i))		49,846	49,769	49,846	49,769

Total long-term debt		52,901	54,255	52,901	54,255

Less: current portion		(10,352)	(1,487)	(10,352)	(1,487)

Non-current portion		42,549	52,768	42,549	52,768

Note:

(i)	On 22 April 2008, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.3% per annum. On 23 October 2008, the Company issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum. On 16 November 2009, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum. On 28 December 2009, the Group issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum. All of the above medium-term notes are unsecured.

15.	SHORT-TERM AND LONG-TERM DEBT (continued)

The aggregate maturities of the Group’s and the Company’s long-term debt subsequent to 31 December 2010 are as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Within 1 year	10,352	1,487	10,352	1,487
Between 1 to 2 years	11,518	10,322	11,518	10,322
Between 2 to 3 years	10,015	11,372	10,015	11,372
Between 3 to 4 years	20,040	9,986	20,040	9,986
Between 4 to 5 years	92	20,020	92	20,020
Thereafter	884	1,068	884	1,068

	52,901	54,255	52,901	54,255

The Group’s short-term and long-term debt do not contain any financial covenants. As at 31 December 2010, the Group and the Company has unutilised committed credit facilities amounted to RMB98,576 million (2009: RMB102,555 million) and RMB98,576 million (2009: RMB102,555 million) respectively.

16.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Third parties	30,838	26,402	27,697	23,291
China Telecom Group	8,571	7,526	8,021	7,396
Other state-controlled telecommunications operators in the PRC	630	393	629	390
Subsidiaries	—	—	1,273	1,106

	40,039	34,321	37,620	32,183

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

16.	ACCOUNTS PAYABLE (continued)

Ageing analysis of accounts payable is as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Due within 1 month or on demand	10,308	11,321	8,967	10,210
Due after 1 month but within 3 months	8,626	7,472	8,047	7,042
Due after 3 months but within 6 months	9,830	5,641	9,693	5,137
Due after 6 months	11,275	9,887	10,913	9,794

	40,039	34,321	37,620	32,183

17.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Amounts due to China Telecom Group	389	1,694	319	1,425
Amounts due to subsidiaries	—	—	125	2,089
Amounts due to other state-controlled telecommunications operators in the PRC	85	103	85	103
Accrued expenses	14,401	14,608	13,691	14,111
Customer deposits and receipts in advance	37,577	30,407	36,587	29,604
Dividend payable	433	—	418	—
Purchase price payable to China Unicom for the acquisition of CDMA business	—	5,381	—	5,381

	52,885	52,193	51,225	52,713

18.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees for wireline services received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions
Balance at beginning of year	8,462	11,444	8,457	11,441
Additions for the year
– installation fees	395	458	395	458
– calling cards	1,568	3,253	1,568	3,248

	1,963	3,711	1,963	3,706

Reductions for the year
– amortisation of connection fees	(497)	(1,151)	(497)	(1,151)
– amortisation of installation fees	(2,021)	(2,311)	(2,021)	(2,310)
– usage of calling cards	(1,704)	(3,231)	(1,699)	(3,229)

Balance at end of year	6,203	8,462	6,203	8,457

Representing:
– current portion	2,645	3,417	2,645	3,412
– non-current portion	3,558	5,045	3,558	5,045

	6,203	8,462	6,203	8,457

Included in other assets are primarily capitalised direct costs associated with the installation of wireline services. As at 31 December 2010, the unamortised portion of these costs was RMB3,236 million (2009: RMB4,312 million).

19.	SHARE CAPITAL

	The Group and the Company
	2010 RMB millions	2009 RMB millions
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

20.	RESERVES

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Revaluation reserve RMB millions	Statutory reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions

Balance as at 1 January 2009	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	132,104
Deferred tax on revaluation surplus of property, plant and equipment realised	—	—	—	—	125	—	(125)	—
Revaluation surplus realised	—	—	(547)	—	—	—	547	—
Deferred tax on land use rights realised	—	—	—	—	(147)	—	147	—
Dividends (Note 30)	—	—	—	—	—	—	(6,067)	(6,067)
Appropriations (Note (iii))	—	—	—	4,521	—	—	(4,521)	—
Total comprehensive income for the year	—	—	—	—	343	(2)	14,422	14,763

Balance as at 31 December 2009	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	140,800

Deferred tax on revaluation surplus of property, plant and equipment realised	—	—	—	—	118	—	(118)	—
Revaluation surplus realised	—	—	(524)	—	—	—	524	—
Deferred tax on land use rights realised	—	—	—	—	(168)	—	168	—
Acquisition of non-controlling interests	—	—	—	—	(3)	—	—	(3)
Dividends (Note 30)	—	—	—	—	—	—	(6,031)	(6,031)
Appropriations (Note (iii))	—	—	—	2,028	—	—	(2,028)	—
Total comprehensive income for the year	—	—	—	—	59	(48)	15,759	15,770

Balance as at 31 December 2010	(2,804)	10,746	10,339	62,634	2,913	(715)	67,423	150,536

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Retained earnings RMB millions	Total RMB millions

Balance as at 1 January 2009	29,168	10,746	56,085	35,173	131,172
Total comprehensive income for the year	—	—	—	13,337	13,337
Appropriations (Note (iii))	—	—	4,521	(4,521)	—
Dividends (Note 30)	—	—	—	(6,067)	(6,067)

Balance as at 31 December 2009	29,168	10,746	60,606	37,922	138,442

Total comprehensive income for the year	—	—	—	15,540	15,540
Appropriations (Note (iii))	—	—	2,028	(2,028)	—
Dividends (Note 30)	—	—	—	(6,031)	(6,031)

Balance as at 31 December 2010	29,168	10,746	62,634	45,403	147,951

20.	RESERVES (continued)

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the balance of the deferred tax assets recognised due to the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as described in Note 10(i), the balance of the deferred tax liabilities recognised due to the revaluation of property, plant and equipment for financial reporting purposes (and not for tax purposes) and the deferred tax liabilities recognised due to the change in fair value of available-for-sale equity securities.
(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2010, the Company transferred RMB1,525 million, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. For the year ended 31 December 2009, the Company transferred RMB1,292 million, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises.

According to the Company’s Articles of Association, the Directors authorised, subject to shareholders’ approval, the transfer of RMB503 million for the year ended 31 December 2010, being 3.3% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to the discretionary surplus reserve. The Company transferred RMB3,229 million for the year ended 31 December 2009, being 25% of the year’s net profit.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. At 31 December 2010, the amount of retained earnings available for distribution was RMB45,403 million (2009: RMB37,922 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB5,778 million in respect of the financial year 2010 proposed after the end of the reporting period has not been recognised as a liability at the end of the reporting period (Note 30).

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		The Group
	Note	2010 RMB millions	2009 RMB millions

Wireline voice	(i)	62,498	78,432
Mobile voice	(ii)	28,906	20,027
Internet	(iii)	63,985	51,567
Value-added services	(iv)	22,571	21,533
Integrated information application services	(v)	15,519	12,659
Managed data and leased line	(vi)	12,389	11,499
Others	(vii)	13,499	12,502
Upfront connection fees	(viii)	497	1,151

		219,864	209,370

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s wireline telecommunication networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

22.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	The Group
	2010 RMB millions	2009 RMB millions

Network operations and support	23,129	21,210
Selling, general and administrative	12,400	11,647

	35,529	32,857

23.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		The Group
	Note	2010 RMB millions	2009 RMB millions

Interconnection charges	(i)	11,130	9,634
Cost of goods sold	(ii)	7,909	7,721
Donations		21	8
Others		46	86

		19,106	17,449

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline and mobile telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunication equipment.

24.	TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2010 were RMB195,848 million (2009: RMB186,712 million) which include auditor’s remuneration in relation to audit and non-audit services are RMB67 million and RMB7 million respectively (2009: RMB68 million and RMB3 million).

25.	NET FINANCE COSTS

Net finance costs comprise:

	The Group
	2010 RMB millions	2009 RMB millions

Interest expense incurred	4,057	5,051
Less: Interest expense capitalised*	(262)	(327)

Net interest expense	3,795	4,724
Interest income	(287)	(282)
Foreign exchange losses	178	108
Foreign exchange gains	(86)	(175)

	3,600	4,375

* Interest expense was capitalised in construction in progress at the following rates per annum	2.5% – 4.7%	2.5% – 6.9%

26.	INCOME TAX

Income tax in the profit or loss comprises:

	The Group
	2010 RMB millions	2009 RMB millions

Provision for PRC income tax	3,165	3,105
Provision for income tax in other tax jurisdictions	47	37
Deferred taxation	1,819	1,407

	5,031	4,549

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			The Group
	Note		2010 RMB millions	2009 RMB millions

Profit before taxation			20,908	19,175

Expected income tax expense at statutory tax rate of 25%	(i	)	5,227	4,794
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(543)	(433)
Differential tax rate on other subsidiaries’ income	(ii	)	(11)	(17)
Non-deductible expenses	(iii	)	832	1,013
Non-taxable income	(iv	)	(444)	(776)
Other tax benefits			(30)	(32)

Actual income tax expense			5,031	4,549

26.	INCOME TAX (continued)

Note:

(i)	The provision for mainland PRC current income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland PRC subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 22%.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent amortisation of connection fees and installation fees received from customers prior to the Restructuring, First Acquisition and Second Acquisition which are not subject to income tax.

27.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION

The following table sets out the remuneration paid or payable to the Company’s directors and supervisors:

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary(1) bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based(2) payments RMB thousands	Total RMB thousands

2010
Executive directors
Wang Xiaochu	—	340	1,083	73	1,414	2,910
Shang Bing	—	340	692	73	—	1,105
Wu Andi	—	289	920	63	352	1,624
Zhang Jiping	—	289	920	63	352	1,624
Zhang Chenshuang	—	289	773	63	—	1,125
Yang Xiaowei	—	289	588	62	—	939
Yang Jie	—	289	920	61	1,131	2,401
Sun Kangmin	—	289	920	62	1,131	2,402

Non-executive director
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Wu Jichuan	150	—	—	—	—	150
Qin Xiao	150	—	—	—	—	150
Tse Hau Yin	426	—	—	—	—	426
Cha May Lung	170	—	—	—	—	170
Xu Erming	150	—	—	—	—	150

Supervisors
Miao Jianhua	—	289	589	63	—	941
Ma Yuzhu	—	166	415	61	294	936
Xu Cailiao	—	93	289	48	162	592
Han Fang	—	91	286	47	162	586

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,121	3,053	8,395	739	4,998	18,306

(1)	Including deferred performance bonus for the term of office from 2007 to 2009. According to the Company’s remuneration guideline for senior management approved by the Board of Directors and the Remuneration Committee, this year the Company conducted appraisals of the relevant personnel based on their performance during such term of office and the Board of Directors approved the deferred performance bonus being paid this year.
(2)	The respective stock appreciation rights were granted in 2005 and 2006. The fair value of the liability related to share-based payments was affected by the increase in the share prices of the Company in 2010.

27.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (continued)

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands

2009

Executive directors
Wang Xiaochu	—	324	339	71	—	734
Shang Bing	—	324	335	71	—	730
Wu Andi	—	276	288	61	—	625
Zhang Jiping	—	276	288	60	—	624
Zhang Chenshuang	—	276	288	61	—	625
Yang Xiaowei	—	276	285	59	—	620
Yang Jie	—	276	288	59	—	623
Sun Kangmin	—	276	288	60	—	624

Non-executive director
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Wu Jichuan	150	—	—	—	—	150
Qin Xiao	150	—	—	—	—	150
Tse Hau Yin	440	—	—	—	—	440
Cha May Lung	176	—	—	—	—	176
Xu Erming	150	—	—	—	—	150

Supervisors
Xiao Jinxue^	—	188	297	15	—	500
Miao Jianhua^	—	—	—	—	—	—
Ma Yuzhu	—	157	387	59	—	603
Xu Cailiao	—	92	259	45	—	396
Han Fang	—	90	264	44	—	398

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,141	2,831	3,606	665	—	8,243

^	Mr Xiao Jinxue resigned as a supervisor of the Company and Mr Miao Jianhua was appointed as the supervisor of the Company on 29 December 2009.

28.	INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group for the year ended 31 December 2010, three of them were directors of the Company and whose remuneration was disclosed in Note 27 Of the five highest paid individuals of the Group for the year ended 31 December 2009, none of them was director of the Company.

The aggregate of the emoluments in respect of the two (2009: five) individuals are (non-directors) as follows:

	2010 RMB thousands	2009 RMB thousands

Salaries, allowances and benefits in kind	2,461	4,745
Discretionary bonuses	1,204	2,704
Retirement scheme contributions	202	106

	3,867	7,555

The emoluments of the two (2009: five) individuals (non-directors) with the highest emoluments are within the following bands:

	2010 Number of individuals	2009 Number of individuals

RMB1,000,001 – RMB1,500,000	0	3
RMB1,500,001 – RMB2,000,000	1	1
RMB2,000,001 – RMB2,500,000	1	1

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

29.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

For the year ended 31 December 2010, the consolidated profit attributable to equity holders of the Company includes a profit of RMB15,468 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2009, the consolidated profit attributable to equity holders of the Company includes a profit of RMB13,295 million which has been dealt with in the stand-alone financial statements of the Company.

30.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 22 March 2011, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB5,778 million for the year ended 31 December 2010 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totalling approximately RMB6,031 million in respect of the year ended 31 December 2009 was declared, of which RMB5,608 million was paid on 30 June 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

31.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2010 and 2009 is based on the profit attributable to equity holders of the Company of RMB15,759 million and RMB14,422 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

32.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. Other than the CDMA network lease arrangements as set out in Note 35(a), these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2010 and 2009, the Group’s and the Company’s future minimum lease payments under non-cancellable operating leases were as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Within 1 year	13,525	8,531	13,447	8,451
Between 1 to 2 years	11,531	643	11,479	614
Between 2 to 3 years	577	505	542	488
Between 3 to 4 years	439	417	414	405
Thereafter	1,108	1,014	1,095	1,009

Total minimum lease payments	27,180	11,110	26,977	10,967

Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2010 was RMB16,332 million (2009: RMB10,757 million).

Capital commitments

As at 31 December 2010 and 2009, the Group and the Company had capital commitments as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Authorised and contracted for
– property	395	376	394	376
– telecommunications network plant and equipment	4,729	4,166	4,720	4,089

	5,124	4,542	5,114	4,465

Authorised but not contracted for
– property	716	739	716	739
– telecommunications network plant and equipment	4,928	4,364	4,928	4,354

	5,644	5,103	5,644	5,093

32.	COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As at 31 December 2010 and 2009, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

As at 31 December 2010 and 2009, the Company did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to subsidiaries.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

33.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value

The amendments to IFRS 7, Financial Instruments: Disclosures, require disclosures relating to fair value measurements of financial instruments across three levels of a “fair value hierarchy”. The fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities is RMB822 million as at 31 December 2010 (2009: RMB690 million) was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

33.	FINANCIAL INSTRUMENTS (continued)

(a)	Fair Value (continued)

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 5.88% (2009: 1.0% to 5.76%). As at 31 December 2009 and 2010, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	2010		2009
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	52,901	50,630	54,255	52,213

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunication services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 12.

The amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets.

33.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2010
	Carrying amount	Total contractual undiscounted cashflow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Short-term debt	20,675	(20,924)	(20,924)	—	—	—
Long-term debt	52,901	(59,560)	(12,802)	(13,261)	(32,556)	(941)
Accounts payable	40,039	(40,039)	(40,039)	—	—	—
Accrued expenses and other payables	52,885	(52,885)	(52,885)	—	—	—

	166,500	(173,408)	(126,650)	(13,261)	(32,556)	(941)

	2009
	Carrying amount	Total contractual undiscounted cashflow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Short-term debt	51,650	(52,294)	(52,294)	—	—	—
Long-term debt	54,255	(62,764)	(3,742)	(12,260)	(45,486)	(1,276)
Accounts payable	34,321	(34,321)	(34,321)	—	—	—
Accrued expenses and other payables	52,193	(52,193)	(52,193)	—	—	—
Finance lease obligations	18	(18)	(18)	—	—	—

	192,437	(201,590)	(142,568)	(12,260)	(45,486)	(1,276)

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 15) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

33.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by maintaining high level of fixed rate debts.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2010		2009
	Effective interest rate		Effective interest rate
	%	RMB millions	%	RMB millions
Fixed rate debt:
Short-term debt	4.2	19,842	4.0	47,732
Long-term debt	4.3	52,646	4.5	53,592

		72,488		101,324
Variable rate debt:
Short-term debt	4.5	833	4.1	3,918
Long-term debt	4.9	255	4.9	663

Total debt		73,576		105,905

Fixed rate debt as a percentage of total debt		98.5%		95.7%

As at 31 December 2010, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB8 million (2009: RMB34 million).

The above sensitivity analysis has been prepared on the assumptions that the change in interest rate had occurred at the end of the reporting period and the change was applied to the Group’s debt in existence at that date with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2009.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 91.2% (2009: 94.7%) of the Group’s cash and cash equivalents and 96.0% (2009: 96.9%) of the Group’s short-term and long-term debt as at 31 December 2010 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

34.	CAPITAL MANAGEMENT

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and finance lease obligations. As at 31 December 2010, the Group’s total debt-to-total assets ratio was 18.1% (2009: 24.8%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

35.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or have significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom Group.

The principal transactions with China Telecom Group are as follows. The majority of these transactions also constitute continuing connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the report of directors.

			2010	2009
	Note		RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i	)	2,215	1,956
Sales of telecommunications equipment and materials	(i	)	993	940
Construction and engineering services	(ii	)	6,415	5,970
Provision of IT services	(iii	)	295	249
Receiving IT services	(iii	)	556	520
Receiving community services	(iv	)	2,185	2,324
Receiving ancillary services	(v	)	6,838	6,044
Operating lease expenses	(vi	)	385	387
Net transaction amount of centralised services	(vii	)	466	534
Interconnection revenues	(viii	)	55	69
Interconnection charges	(viii	)	571	667
Interest on amounts due to and loans from China Telecom Group	(ix	)	896	2,933
CDMA network capacity lease fee	(x	)	13,320	8,383
Reimbursement of capacity maintenance related costs of CDMA network	(xi	)	1,755	1,163

35.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.

(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.

(iii)	Represent IT services provided by and received by China Telecom Group.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(vi)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.

(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.

(viii)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.

(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to and loans from China Telecom Group (Note 15).

(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communication network capacity (“CDMA network”) (Note 35).

(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group are summarised as follows:

	2010	2009
	RMB millions	RMB millions
Accounts receivable	1,182	917
Prepayments and other current assets	1,044	935

Total amounts due from China Telecom Group	2,226	1,852

Accounts payable	8,571	7,526
Accrued expenses and other payables	389	1,694
Short-term debt	9,017	40,267

Total amounts due to China Telecom Group	17,977	49,487

35.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 15.

As at 31 December 2010 and 2009, no material allowance for impairment of doubtful debts was recognised in respect of amounts due from China Telecom Group.

On 30 August 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecommunications Corporation. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 25 October 2006. The Agreement is effective from 1 January 2007 to 31 December 2009, pursuant to which the Company’s subsidiaries (and their successors) in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 million during the effective period of the Agreement.

As a result of the expansion of services areas of CCS, an amendment to the strategic agreement (“the Supplemental Agreement”) was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 7 August 2007. The Supplemental Agreement extends the scope of the Agreement to the Company’s subsidiaries (and their successors) in the Jiangsu, Anhui, Jiangxi, Hunan, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai and Xinjiang regions, amends that the Company’s subsidiaries will on an annual basis, procure design, construction and engineering services provided by CCS for at least 10.6% of these subsidiaries’ annual capital expenditure, and increases the commitment for facilities management services provided by CCS by RMB450 million. The Supplemental Agreement is effective from 1 January 2007 to 31 December 2009.

On 29 October 2009, the Company renewed the Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Agreement to reflect the current structure of the Group and CCS.

On 16 September 2008, the Company’s independent shareholders approved at an Extraordinary General Meeting the CDMA network capacity lease agreement (“the CDMA Network Lease”) with China Telecommunications Corporation. The lease is effective from 1 October 2008 to 31 December 2010 and can be renewed at the option of the Company, pursuant to which the Company agreed to lease the capacity on the constructed CDMA network from China Telecom Group for the provision of CDMA mobile communication services. The lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA business minus any upfront non-refundable revenue arising out of the CDMA business and any revenue from sale of telecommunications products) for the period from 1 October 2008 to 31 December 2008 and for each of the years ending 31 December 2009 and 2010. There is no minimum annual lease fee for the period ended 31 December 2008 and the year ending 31 December 2009. For the year ending 31 December 2010, the minimum lease fee is 90% of the total amount of the lease fee paid by the Company to China Telecom Group in the year ending 31 December 2009. The Group accounts for the CDMA Network Lease as an operating lease.

35.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Under the CDMA Network Lease, China Telecommunications Corporation has granted to the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the CDMA Network Lease or within one year after the expiry of the CDMA Network Lease. The purchase price will be determined with reference to the appraised value of the CDMA network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price would enable China Telecommunications Corporation to recover its investment in the CDMA network plus an internal rate of return on the investment not to exceed 8%.

In addition, in accordance with the CDMA Network Lease, the Company shall be responsible for the operation, management and maintenance of the CDMA network. The capacity maintenance related costs, which comprise the rental fees for the exchange centres and the base stations and other related costs such as water and electricity charges, heating charges and fuel charges for the relevant equipment as well as the maintenance costs of a non-capital nature, shall be shared between the Company and China Telecommunications Corporation. The proportion of the constructed capacity related costs to be borne by the Company shall be calculated on a monthly basis by reference to the followings:

(i)	the actual number of cumulative CDMA subscribers of the Company at the end of the month prior to the occurrence of the costs divided by 90%, divided by

(ii)	the total capacity available on the CDMA network.

On 25 August 2010, the Company and China Telecommunications Corporation entered into supplemental agreements to renew the CDMA Network Lease (“the 2010 CDMA Network Lease”) for a further term of two years expiring on 31 December 2012. “The 2010 CDMA Network Lease” contains the same key terms, including the option to purchase the CDMA network, the calculation basis of the constructed capacity related costs shared between the Company and China Telecommunications Corporation and the calculation basis of the CDMA network capacity lease fee, as “the CDMA Network Lease”.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2010 RMB thousands	2009 RMB thousands
Short-term employee benefits	13,778	8,142
Post-employment benefits	802	726
Equity-based compensation benefits	5,351	—

	19,931	8,868

The above remuneration is included in personnel expenses.

35.	RELATED PARTY TRANSACTIONS (continued)

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 36.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group has transactions with other state-controlled entities which include but not limited to the following:

•	sales and purchases of goods, properties and other assets

•	rendering and receiving services

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the MIIT. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarised as follows:

	2010 RMB millions	2009 RMB millions
Interconnection revenues	11,230	11,342
Interconnection charges	9,150	7,377
Leased line revenues	696	596

35.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(i)	Transactions with other state-controlled telecommunications operators in the PRC (continued)

Amounts due from/to other state-controlled telecommunications operators in the PRC are summarised as follows:

	2010 RMB millions	2009 RMB millions
Accounts receivable	704	827
Prepayments and other current assets	232	240

Total amounts due from other state-controlled telecommunications operators in the PRC	936	1,067

Accounts payable	630	393
Accrued expenses and other payables	85	5,484

Total amounts due to other state-controlled telecommunications operators in the PRC	715	5,877

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 31 December 2010 and 2009, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	2010 RMB millions	2009 RMB millions
Interest income	284	281
Interest expense	821	827

35.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	2010 RMB millions	2009 RMB millions
Cash at bank	23,005	26,867
Time deposits with original maturity within three months	1,753	7,569
Time deposits with original maturity over three months	1,968	442

Total deposits with state-controlled banks in the PRC	26,726	34,878

Short-term loans	11,578	11,138
Long-term loans	3,054	4,485

Total loans with state-controlled banks in the PRC	14,632	15,623

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 15.

The directors believe the above information provides meaningful disclosure of related party transactions.

36.	POST-EMPLOYMENT BENEFITS PLANS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the year ended 31 December 2010 were RMB3,144 million (2009: RMB2,933 million).

The amount payable for contributions to defined contribution retirement plans as at 31 December 2010 was RMB206 million (2009: RMB235 million).

37.	STOCK APPRECIATION RIGHTS

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In March 2003, the Company’s compensation committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, the Company’s compensation committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, the Company’s compensation committee approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.85 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the year ended 31 December 2010, 483 million (2009: 0.2 million) stock appreciation right units, which were granted in April 2005 and January 2006, were exercised. For the year ended 31 December 2010, compensation expense of RMB592 million was recognised by the Group in respect of stock appreciation rights. For the year ended 31 December 2009, compensation expense of RMB56 million was recognised by the Group in respect of stock appreciation rights.

As at 31 December 2010, the carrying amount of the liability arising from stock appreciation rights was RMB412 million (2009: RMB422 million). As at 31 December 2010, 417 million (2009: 555 million) stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB412 million (2009: RMB276 million).

38.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortises such fees over the expected customer relationship period of ten years. The related direct customer acquisition costs (including direct costs of installation) are also deferred and amortised over the same expected customer relationship period. Management estimates the expected customer relationship period based on the historical customer retention experience with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If management’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

Allowance for impairment of doubtful debts

Management estimates allowance for impairment of doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(o). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

38.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Impairment of long-lived assets (continued)

For the year ended 31 December 2010, provision for impairment losses of RMB139 million were made against the carrying value of property, plant and equipment (Note 3) (2009: RMB753 million). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortisation of customer relationships is recognised on a straight-line basis over the expected customer relationship period of five years. Management reviews the expected customer relationship period annually in order to estimate the amount of amortisation expense to be recorded during any reporting period. The expected customer relationship period is based on the estimate period over which future economic benefits will be received by the Group and takes into account the level of future competition, the risk of technological or functional obsolescence of its services, and the expected changes in the regulatory and social environment. The amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

39.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2010

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2010:

Effective for accounting period beginning on or after

Amendment to IAS 32, “Financial Instruments: Presentation – Classification of Rights Issues”	1 February 2010
IFRIC Interpretation 19, “Extinguishing Financial Liabilities with Equity Instruments”	1 July 2010
Amendment to IFRS 1, “First-time Adoption of International Financial Reporting Standards – Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters”	1 July 2010
Improvements to IFRSs 2010	1 July 2010 or 1 January 2011
IAS 24 (revised), “Related Party Disclosures”	1 January 2011

Amendments to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction – Prepayments of a Minimum Funding Requirement”	1 January 2011
Amendments to IFRS 7, Financial Instruments: Disclosures – Transfer of Financial Assets	1 July 2011
Amendments to IAS 12, “Income Taxes – Deferred Tax: Recovery of Underlying Assets”	1 January 2012
IFRS 9, “Financial Instruments”	1 January 2013

39.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2010 (continued)

The Group has not early adopted the above amendments, new standards and new interpretations. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far management believes that amendment to IAS 32, IFRIC Interpretation 19, amendment to IFRS 1 and amendments to IFRIC 14, IAS 19 are not applicable to the Group’s operations and the remaining above amendments, new standards and new interpretations are unlikely to have a significant impact on the Group’s results of operations and financial position.

40.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as at 31 December 2010 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December
	2010	2009	2008	2007	2006
	RMB	RMB	RMB	RMB	RMB

Results of operation
Wireline voice	62,498	78,432	96,258	111,573	121,492
Mobile voice	28,906	20,027	3,955	—	—
Internet	63,985	51,567	40,727	31,802	24,308
Managed data and leased line	12,389	11,499	10,231	9,183	7,920
Upfront connection fees	497	1,151	2,022	3,294	4,971
Value-added services, integrated information application services and others	51,589	46,694	33,336	24,952	18,527

Operating revenues	219,864	209,370	186,529	180,804	177,218
Depreciation and amortisation	51,656	52,243	53,880	52,607	51,690
Network operations and support	47,288	42,903	36,096	29,856	29,487
Selling, general and administrative	42,130	40,507	27,501	24,130	22,442
Personnel expenses	35,529	32,857	28,946	27,419	26,390
Other operating expenses	19,106	17,449	10,794	9,051	8,209
Impairment loss on property, plant and equipment	139	753	24,167	—	—

Operating expenses	195,848	186,712	181,384	143,063	138,218

Operating profit	24,016	22,658	5,145	37,741	39,000
Deficit on revaluation of property, plant and equipment	—	—	—	(2,755)	—
Net finance costs	(3,600)	(4,375)	(5,076)	(4,288)	(4,472)
Investment income/(loss)	361	791	5	83	(25)
Share of profits of associates	131	101	112	215	61

Profit before taxation	20,908	19,175	186	30,996	34,564
Income tax	(5,031)	(4,549)	793	(6,704)	(6,919)

Profit for the year	15,877	14,626	979	24,292	27,645

Other comprehensive income for the year
Change in fair value of available-for-sale equity securities	132	538	(92)	78	66
Deferred tax on change in fair value of available-for-sale equity securities	(48)	(120)	23	(14)	(22)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	(48)	(2)	(83)	(103)	(309)
Effect of changes in tax rates	—	—	—	(1,577)	5
Surplus on revaluation of property, plant and equipment	—	—	—	4,809	—
Deferred tax on revaluation surplus	—	—	—	(1,136)	—
Share of other comprehensive income from associates	(25)	—	—	—	—

Other comprehensive income for the year, net of tax	11	416	(152)	2,057	(260)

Total comprehensive income for the year	15,888	15,042	827	26,349	27,385

Profit attributable to
Equity holders of the Company	15,759	14,422	884	24,195	27,562
Non-controlling interests	118	204	95	97	83

Profit for the year	15,877	14,626	979	24,292	27,645

Total comprehensive income attributable to
Equity holders of the Company	15,770	14,763	732	26,252	27,302
Non-controlling interests	118	279	95	97	83

Total comprehensive income for the year	15,888	15,042	827	26,349	27,385

Basic earnings per share	0.19	0.18	0.01	0.30	0.34

	Year ended 31 December
	2010 RMB	2009 RMB	2008 RMB	2007 RMB	2006 RMB
Financial condition
Property, plant and equipment, net	275,248	286,328	299,159	329,292	330,436
Construction in progress	14,445	11,567	13,615	13,626	19,563
Other non-current assets	62,417	67,689	72,064	26,303	28,187
Cash and bank deposits	27,792	35,246	28,263	21,649	23,492
Other current assets	27,453	25,690	27,236	22,461	22,179

Total assets	407,355	426,520	440,337	413,331	423,857

Current liabilities	126,923	143,481	176,790	140,245	159,451
Non-current liabilities	48,468	60,426	48,999	47,114	53,609

Total liabilities	175,391	203,907	225,789	187,359	213,060

Total equity attributable to equity holders of the Company	231,468	221,732	213,036	224,521	209,349
Non-controlling interests	496	881	1,512	1,451	1,448

Total equity	231,964	222,613	214,548	225,972	210,797

Total liabilities and equity	407,355	426,520	440,337	413,331	423,857

Shareholder Information

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code

The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2010 share price	HK$ per H share			US$ per ADS
	High	Low	Close	High	Low	Close

	4.38	3.14	4.07	56.21	40.28	52.28

Share price change in 2010			+25.6%			+26.2%

Number of issued shares: (as at 31 December 2010)	80,932,368,321

Market capitalisation: (as at 31 December 2010)	HK$329.4 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2010.

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2010 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2010, the share capital of the Company comprised:

	Number of shares	Percentage of the total number of shares
Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2010:

Name of shareholder	Number of shares	Percentage of the total number of H shares in issue

Commonwealth Bank of Australia	1,538,666,000	11.09

Capital Research and Management Company	1,254,424,000	9.04

Blackrock, Inc.	1,130,723,080	8.15

JPMorgan Chase & Co.	971,952,626	7.00

RFS Holdings B.V.	907,191,530	6.54

Templeton Investment Counsel, LLC	693,347,861	5.00

Dividend History

Financial Year	Ex-Dividend Date	Shareholder	Approval Date Payment Date	Dividend per Share (HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837	*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the annual general meeting to be held on 20 May 2011.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com. The Company will file an annual report in Form 20-F for the year 2010 with the United States Securities and Exchange Commission by 30 June 2011.

2010 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2009”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$10,000 to the charitable organisation, “ORBIS”. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2010”, as attached in this annual report, and return it by post or fax to us at 852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

Annual General Meeting

To be held at 11 a.m. on 20 May 2011 in Conrad Hong Kong Hotel

Registered office

Address:	31 Jinrong Street
Xicheng District
Beijing
PRC 100033
Tel:	86 10 6642 8166
Fax:	86 10 6601 0728

Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department or Office of the Board of Directors:

Investor Relations

Investor Relations Department

Tel: 852 2877 9777

Fax: 852 2877 0988

Email: ir@chinatelecom-h.com

Office of the Board of Directors

Tel: 86 10 6642 8166

Fax: 86 10 6601 0728

Email: ir@chinatelecom.com.cn

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:

H share registrar

Computershare Hong Kong Investor Services Limited

Address:	Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Email:	hkinfo@computershare.com.hk

Any enquiries relating to ADSs, please contact the depositary:

ADS depositary

The Bank of New York Mellon

Address:	Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel:	1-888-269-2377 (toll free in USA)
1-212-815-3700 (international)
Email:	shareowners@bankofny.com

Forward-Looking Statements

Certain statements contained in this document may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.